                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D. C. 20549

                                   FORM N-4

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

                                      and
        REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

              AMERICAN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT
                          (Exact Name of Registrant)

                      AMERICAN NATIONAL INSURANCE COMPANY
                           (Exact Name of Depositor)
                                One Moody Plaza
                            Galveston, Texas  77550
             (Address of Depositor's Principal Executive Offices)
                                (409) 763-4661
              (Depositor's Telephone Number, including Area Code)

               Rex Hemme                               Jerry L. Adams
       Vice President, Actuary                   Greer, Herz & Adams, L.L.P.
 American National Insurance Company            With copy to: One Moody Plaza
           One Moody Plaza                        Galveston, Texas 77550
       Galveston, Texas  77550

                    (Name and Address of Agent for Service)

             ----------------------------------------------------

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

Securities being offered: Variable Annuity Contracts

             ----------------------------------------------------

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

WEALTHQUEST III VARIABLE ANNUITY
ISSUED BY AMERICAN NATIONAL INSURANCE COMPANY
HOME OFFICE  ONE MOODY PLAZA  GALVESTON TX 77550-7999
PROSPECTUS  (DATE)  1-800-306-2959

This prospectus describes a deferred variable annuity contract.

You can allocate your contract value to American National Variable Annuity Separate Account, which reflects the investment performance of mutual fund portfolios selected by you, and our Fixed Account which earns a guaranteed minimum rate. At this time, you can allocate your contract value to the following mutual fund portfolios:

  AMERICAN NATIONAL FUND                   .  Limited-Term Bond Portfolio
  .  Growth Portfolio                      MFS FUND
  .  Balanced Portfolio                    .  Capital Opportunities Portfolio
  .  Equity Income Portfolio               .  Emerging Growth Portfolio
  .  High Yield Bond Portfolio             .  Research Portfolio
  .  International Stock Portfolio         .  Growth With Income Portfolio
  .  Small-Cap/Mid-Cap Portfolio           FEDERATED FUND
  .  Government Bond Portfolio             .  Utility Fund II Portfolio
  .  Money Market Portfolio                .  Growth Strategies Portfolio
  FIDELITY FUNDS                           .  U.S. Government Bond Portfolio
  .  Asset Manager Portfolio               .  High Income Bond Portfolio
  .  Index 500 Portfolio                   .  Equity Income Fund II Portfolio
  .  Contrafund Portfolio                  ALGER AMERICAN FUND
  .  Asset Manager: Growth Portfolio       .  Small Capitalization Portfolio
  .  Growth Opportunities Portfolio        .  Growth Portfolio
  T. ROWE PRICE FUNDS                      .  MidCap Growth Portfolio
  .  Equity Income Portfolio               .  Leveraged AllCap Portfolio
  .  Mid-Cap Growth Portfolio              .  Income & Growth Portfolio
  .  International Stock Portfolio         .  Balanced Portfolio

THIS PROSPECTUS CONTAINS INFORMATION THAT YOU SHOULD KNOW BEFORE PURCHASING A CONTRACT. ADDITIONAL INFORMATION ABOUT THE CONTRACT IS CONTAINED IN A STATEMENT OF ADDITIONAL INFORMATION ("SAI") FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, ("SEC") WHICH IS INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.
YOU MAY OBTAIN A FREE COPY OF THE SAI, WHICH IS DATED THE SAME DATE AS THIS PROSPECTUS, BY WRITING OR CALLING US AT OUR HOME OFFICE. THE TABLE OF CONTENTS OF THE SAI IS ON PAGE XX OF THIS PROSPECTUS. THE SEC MAINTAINS AN INTERNET WEBSITE (http://www.sec.gov) THAT CONTAINS MATERIAL INCORPORATED BY REFERENCE INTO THIS PROSPECTUS, SAI, AND OTHER INFORMATION REGARDING COMPANIES THAT FILE ELECTRONICALLY WITH THE SEC.

THIS PROSPECTUS IS VALID ONLY WHEN ACCOMPANIED BY CURRENT PROSPECTUSES OR PROSPECTUS PROFILES FOR THE AMERICAN NATIONAL FUND, FIDELITY FUNDS, T. ROWE PRICE FUNDS, MFS FUND, FEDERATED FUND, AND ALGER AMERICAN FUND. THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTERESTS IN THE CONTRACT ARE NOT DEPOSITS OR OBLIGATIONS OF, OR GUARANTEED OR ENDORSED BY ANY BANK, NOR IS THE CONTRACT FEDERALLY INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION, THE FEDERAL RESERVE BOARD, OR ANY OTHER AGENCY. THE CONTRACT INVOLVES INVESTMENT RISK, INCLUDING POSSIBLE LOSS OF PRINCIPAL.

Please Read This Prospectus Carefully and Keep It For Future Reference Form (new number)

TABLE OF CONTENTS

                                                                            Page
Glossary                                                                      x
Introduction                                                                  x
  What is the Purpose of the Contract?                                        x
  What are my Investment Options?                                             x
  How do I Purchase a Contract?                                               x
  How do I Allocate Purchase Payments?                                        x
  Can I Transfer Amounts Between the Investment Alternatives?                 x
  What is the Death Benefit under the Contract?                               x
  Can I Get My Money if I need It?                                            x
  How Can I Receive Annuity Payments?                                         x
  What are the Charges and Deductions under the Contract?                     x
  What are the Tax Consequences Associated with the Contract?                 x
  If I have Questions, Where can I Go?                                        x
Contract Owner Transaction Expenses                                           x
  Expenses Before the Annuity Date                                            x
  Sales Load as a Percentage of Purchase Payments                             x
  Deferred Sales Load ("Surrender Charge")                                    x
  Expenses During the Annuity Period                                         xx
Contract                                                                     xx
  Type of Contract                                                           xx
  Contract Application and Purchase Payments                                 xx
  Allocation of Purchase Payments                                            xx
  Crediting of Accumulation Units                                            xx
  Allocation of Charges and Other Deductions to the Subaccounts
    and the Fixed Account                                                    xx
  Determining Accumulation Unit Values                                       xx
  Transfers Before Annuity Date                                              xx
  Special Programs                                                           xx
Charges and Deductions Before the Annuity Date                               xx
  Surrender Charge                                                           xx
  Other Charges                                                              xx
  Deduction of Fees                                                          xx
  Exception to Charges                                                       xx
Distributions Under the Contract                                             xx
Distributions Before Annuity Date                                            xx
  Surrenders                                                                 xx
  Systematic Withdrawal Program                                              xx

  Waiver of Surrender Charge                                                 xx
  Death Benefit Before Annuity Date                                          xx
Distributions During the Annuity Period                                      xx
  Election of Annuity Date and Form of Annuity                               xx
  Allocation of Benefits                                                     xx
  Annuity Options                                                            xx
  Value of Variable Annuity Payments: Assumed Investment Rates               xx
  Annuity Provisions                                                         xx
The Company, Separate Account, Funds and Fixed Account                       xx
  American National Insurance Company                                        xx
  The Separate Account                                                       xx
  The Funds                                                                  xx
  Changes in Investment Options                                              xx
Fixed Account                                                                xx
Federal Tax Matters                                                          xx
  Introduction                                                               xx
  Tax Status of the Contracts                                                xx
  Taxation of Annuities in General                                           xx
  Withdrawals                                                                xx
  Penalty Tax                                                                xx
  Annuity Payments                                                           xx
  Taxation of Death Benefit Proceeds                                         xx
  Transfers or Assignments of a Contract                                     xx
  Required Distributions                                                     xx
  Withholding                                                                xx
  Multiple Contracts                                                         xx
  Exchanges                                                                  xx
  Taxation of Qualified Contracts                                            xx
  Distributions from Qualified Contracts                                     xx
  Possible Changes in Taxation                                               xx
  All Contracts                                                              xx
Performance                                                                  xx
Distributor of the Contract                                                  xx
Legal Matters                                                                xx
Legal Proceedings                                                            xx
Experts                                                                      xx
Additional Information                                                       xx
Financial Statements                                                         xx
Table of Contents of Statement of Additional Information                     xx

GLOSSARY

ACCUMULATION PERIOD. The time between the date Accumulation Units are first purchased by us and the earliest of (1) the Annuity Date; (2) the date the Contract is surrendered; or (3) the date of the Contract Owner's death.

ACCUMULATION UNIT. A unit used by us to calculate a Contract's value during the Accumulation Period.

ACCUMULATION VALUE. The sum of (1) the value of your Accumulation Units and (2) value in the Fixed Account.

ALGER AMERICAN FUND.  The Alger American Fund.

AMERICAN NATIONAL FUND. American National Investment Accounts, Inc.

ANNUITANT. The person or persons who will receive annuity payments.

ANNUITY DATE. The date annuity payments begin.

ANNUITY PERIOD. The time during which annuity payments are made.

ANNUITY UNIT. A unit used by us to calculate the dollar amount of annuity payments.

COMPANY ("WE", "OUR" OR "US" ). American National Insurance Company.

CONTRACT. The contract described in this Prospectus.

CONTRACT OWNER ("YOU" OR "YOUR"). Unless changed by notice to us, the Contract Owner is as stated in the application.

CONTRACT ANNIVERSARY. An anniversary of the Date of Issue.

CONTRACT YEAR. A one-year period, commencing on either the Date of Issue or a Contract Anniversary.

DATE OF ISSUE. The date a Contract is issued.

ELIGIBLE PORTFOLIO. A Portfolio which corresponds to a subaccount.

ENHANCED DEATH BENEFIT RIDERS. Optional death benefits available at an additional cost.

Federated Fund. Federated Insurance Series.

FIDELITY FUNDS. Variable Insurance Products Fund II and Variable Insurance Products Fund III.

FIXED ACCOUNT. A part of our General Account which will accumulate interest at a fixed rate.

GENERAL ACCOUNT. All of our assets except those segregated in separate accounts.

MFS FUND. MFS Variable Insurance Trust.

NON-QUALIFIED CONTRACT. A Contract that does not receive favorable tax treatment under the Internal Revenue Code.

PORTFOLIO. A series of a mutual fund designed to meet specified investment objectives.

PURCHASE PAYMENT. A payment made to us during the Accumulation Period less any premium tax charges.

QUALIFIED CONTRACT. A Contract issued in connection with a retirement plan that receives favorable tax treatment under the Internal Revenue Code.

T. ROWE PRICE FUNDS. T. Rowe Price Equity Series, Inc., T. Rowe Price International Series, Inc. and T. Rowe Price Fixed Income Series, Inc.

VALUATION DATE. Each day the New York Stock Exchange is open for regular trading.

VALUATION PERIOD. The close of business on one Valuation Date to the close of business on another.

VARIABLE ANNUITY. An annuity with payments and value that vary in dollar amount based on performance of the investments you chose.

INTRODUCTION

WHAT IS THE PURPOSE OF THE CONTRACT?

The Contract allows you to accumulate funds, on a tax-deferred basis, that will increase or decline in value based on the performance of investments you choose. You should use the Contract for retirement planning or other long-term goals.

WHAT ARE MY INVESTMENT OPTIONS?

You can invest your Purchase Payments in one or more of the following subaccounts of the separate account, each of which invests exclusively in shares of a corresponding Eligible Portfolio:

  . American National Growth              . T. Rowe Price Limited-Term Bond

  . American National Balanced            . MFS Capital Opportunities

  . American National Equity Income       . MFS Emerging Growth

  . American National Money Market        . MFS Research

  . American National High Yield Bond     . MFS Growth With Income

  . American National International Stock . Federated Utility Fund II

  . American National Small-Cap/Mid-Cap   . Federated Growth Strategies

  . American National Government Bond     . Federated U.S. Government Bond

  . Fidelity Asset Manager                . Federated High Income Bond

  . Fidelity Index 500                    . Federated Equity Income Fund II

  . Fidelity Contrafund                   . Alger American Small Capitalization

  . Fidelity Asset Manager: Growth        . Alger American MidCap Growth

  . Fidelity Growth Opportunities         . Alger American Growth

  . T. Rowe Price Equity Income           . Alger American Balanced

  . T. Rowe Price Mid-Cap Growth          . Alger American Leveraged AllCap

  . T. Rowe Price International Stock     . Alger American Income & Growth

Each such subaccount and corresponding Eligible Portfolio has its own investment objective. Some of the Eligible Portfolios have similar investment objectives. (See "Funds" beginning on page xx.) There is no assurance that Eligible Portfolios will achieve their investment objectives. Accordingly, you could lose some or all of your Contract value.

You can also invest in our Fixed Account.

HOW DO I PURCHASE A CONTRACT?

You can purchase a Contract by completing an application and paying the minimum Purchase Payment to our home office. You must make at least a $5,000 minimum initial Purchase Payment and any subsequent Purchase Payments must be at least $2,000. We may change these amounts.

Without our prior approval, the maximum Purchase Payment under a Contract is $1,000,000.

For a limited time, usually ten days after you receive the Contract, you can return the Contract to our home office and receive a refund. (See, "Contract Application and Purchase Payments" on page xx.)

HOW DO I ALLOCATE PURCHASE PAYMENTS?

Your can allocate your Purchase Payments among the 32 currently available subaccounts and the Fixed Account. You cannot allocate less than 1% of a Purchase to any one investment option. The minimum initial deposit in any subaccount and the Fixed Account is $500.

CAN I TRANSFER AMOUNTS BETWEEN THE INVESTMENT ALTERNATIVES?

You can make transfers between subaccounts and to our Fixed Account at any time. Transfers from our Fixed Account before the Annuity Date are limited. (See "Transfers Before Annuity Date" on page xx for additional limitations.) Transfers from our Fixed Account after the Annuity Date are not permitted. (See "Allocation of Benefits" on page xx for additional limitations.) Before the Annuity Date, you can make twelve transfers each Contract Year at no charge. Additional transfers will be subject to a $10.00 exchange fee. Transfers after the Annuity Date are unlimited and free. You should periodically review your allocations among the subaccounts and the Fixed Account to make sure they fit your current situation and financial goals.

You can make allocation changes in writing or during our normal business hours by telephone if a telephone authorization form is on file with us. We will employ reasonable procedures to confirm that telephone instructions are genuine. If we follow those procedures, we will not be liable for losses due to unauthorized or fraudulent instructions. We may be liable for such losses if we do not follow those procedures.

WHAT IS THE DEATH BENEFIT UNDER THE CONTRACT?

If you or the Annuitant die before the Annuity Date, the death benefit will be at least that amount of the Accumulation Value on the date notice of death is received at our home office. The death benefit may be more if you selected an Enhanced Death Benefit Rider. (See "Death Benefit Before Annuity Date" on page xx.

CAN I GET MY MONEY IF I NEED IT?

By written request to us, you can withdraw all or part of your Accumulation Value at any time before the Annuity Date. Such withdrawal may be subject to a Surrender Charge, an IRS penalty tax and income tax. If your contract was purchased in connection with a retirement plan, such withdrawal may also be subject to plan restrictions. Withdrawals from a Contract qualified under
Section 403(b) of the Internal Revenue Code may be restricted. (See "Taxation of Qualified Contracts" under "Federal Tax Matters" at age xx.)

HOW CAN I RECEIVE ANNUITY PAYMENTS?

You can choose from a number of annuity payment options, which include

 .  monthly payments for a number of years

 .  payments for life

 .  payments made jointly

You can also choose to receive your Annuity Payments on a fixed or variable basis. Variable payments will increase or decrease based on the investment performance of the Eligible Portfolios. (See "Annuity Options", page xx.)

WHAT ARE THE CHARGES AND DEDUCTIONS UNDER THE CONTRACT?

We do not currently deduct a sales charge when you purchase your Contract. We may deduct a surrender charge up to 7% of Purchase Payments withdrawn.

You will also be charged an annual contract fee of $35 unless

 .  all of your Accumulation Value is in the Fixed Account, or

 .  your Accumulation Value is greater than $50,000 on the last day of a Contract
   Year.

We charge a mortality risk fee and an expense risk fee to meet our death benefit obligations and to pay expenses not covered by the annual contract fee. The mortality risk fee is 0.80% and the expense risk fee is 0.35% on an annual basis. If you select an Enhanced Death Benefit Rider, we will charge you a higher mortality risk fee and expense risk fee.

We also charge a daily administrative fee equal, on an annual basis, to 0.10% of the Contract's daily Accumulation Value.

We may make additional charges for premium taxes when incurred.

WHAT ARE THE TAX CONSEQUENCES ASSOCIATED WITH THE CONTRACT?

You are generally required to pay taxes on amounts earned in a Non-Qualified Contract only when they are withdrawn. When you take distributions or withdrawals from a Contract, taxable earnings are considered to be paid out first, followed by the investment in the Contract. All or a portion of each annuity payment you receive under a Non-Qualified Contract will be taxable.

Distributions from a Contract are taxed as ordinary income. You may owe a 10% federal income tax penalty for distributions or withdrawals taken before age 59 1/2.

You are generally required to pay taxes on all amounts withdrawn from a Qualified Contract because Purchase Payments were made with before-tax dollars. Restrictions and penalties may apply to withdrawals from Qualified Contracts. (See "Federal Tax Matters", page xx.)

IF I HAVE QUESTIONS, WHERE CAN I GO?

If you have any questions about the Contract, you can contact your registered representative or write us at One Moody Plaza, Galveston, Texas, 77550-7999 or call us at 1-800-306-2959.

CONTRACT OWNER TRANSACTION EXPENSES

EXPENSES BEFORE THE ANNUITY DATE

The following table summarizes the charges we will make before the Annuity Date. The table also summarizes the fees and expenses of the Eligible Portfolios. You should consider this information with the information under the heading "Charges and Deductions Before Annuity Date" on page xx.

SALES LOAD AS A PERCENTAGE OF PURCHASE PAYMENTS  0%

DEFERRED SALES LOAD ("SURRENDER CHARGE")

 . Free Withdrawal Amount

  In any Contract Year, you can withdraw the greater of (1) 10% of your Accumulation Value or (2) your Accumulation Value less total Purchase Payments (the "Free Withdrawal Amount") penalty free. The portion of a withdrawal in excess of the Free Withdrawal Amount is a withdrawal of Purchase Payments and is subject to a Surrender Charge.

  When you make a withdrawal, we will divide such withdrawal by your Accumulation Value and convert such result to a percentage. We will then reduce percentage used in the first part of the formula for calculating the Free Withdrawal Amount (i.e., the 10% of Accumulation Value) by that percentage and will use the reduced percentage in the formula for calculating the Free Withdrawal Amount for additional withdrawals in that same Contract Year.

 . Calculation of Surrender Charges

  Surrender Charges vary depending on the number of complete years elapsed since the Purchase Payment being withdrawn was paid, on a first paid, first withdrawn basis. The Surrender Charge will be deducted from your Accumulation Value, if sufficient. If your Accumulation Value is not sufficient, your withdrawal will be reduced accordingly. Surrender Charges will be a percentage of each Purchase Payment or portion thereof withdrawn as illustrated in the following table:

         COMPLETE YEARS        APPLICABLE
          ELAPSED SINCE      SURRENDER CHARGE
         PURCHASE PAYMENT         AS A
              MADE             PERCENTAGE
-------------------------------------------------------------------------------
           Less than 1             7.0
               1                   7.0
               2                   6.0
               3                   5.0
               4                   4.0
               5                   3.0
               6                   2.0
       7 and thereafter            0.0

EXCHANGE  FEE                                                           $  10
ANNUAL CONTRACT FEE                                                     $  35
SEPARATE ACCOUNT ANNUAL EXPENSES BASED ON DEATH BENEFIT
(AS PERCENTAGE OF AVERAGE NET ASSETS)                                ACCU. VA    GUAR. MIN. RIDER    3% RIDER    5% RIDER
Mortality Risk Fee                                                         xx%         xx%              xx%         xx%
Expense Risk Fee                                                           xx%         xx%              xx%         xx%
Administrative Asset Fee                                                 0.10%         10%              10%         10%
Total Separate Account                                                                                              xx%
  Annual Expenses                                                          xx%         xx%              xx%
PORTFOLIO COMPANY ANNUAL EXPENSES
AMERICAN NATIONAL GROWTH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees after reimbursement *  **                                                             0.36%
Other Expenses                                                                                        0.51%
Total Portfolio Annual Expenses                                                                       0.87%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.01%.

AMERICAN NATIONAL BALANCED PORTFOLIO ANNUAL EXPENSES
(as a percentage of average net assets)
Management Fees after reimbursement *  **                                                             0.44%
Other Expenses                                                                                        0.74%
Total Portfolio Annual Expenses                                                                       1.18%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.24%.
AMERICAN NATIONAL EQUITY INCOME PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees after reimbursement *  **                                                             0.16%
Other Expenses                                                                                        0.49%
Total Portfolio Annual Expenses                                                                       0.65%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 0.99%.

AMERICAN NATIONAL HIGH YIELD BOND PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                        xx%
Other Expenses                                                                                         xx%
Total Portfolio Annual Expenses                                                                        xx%

AMERICAN NATIONAL INTERNATIONAL STOCK PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                        xx%
Other Expenses                                                                                         xx%
Total Portfolio Annual Expenses                                                                        xx%

AMERICAN NATIONAL SMALL-CAP/MID-CAP PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                        xx%
Other Expenses                                                                                         xx%

Total Portfolio Annual Expenses                                                                        xx%

AMERICAN NATIONAL GOVERNMENT BOND PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                        xx%
Other Expenses                                                                                         xx%
Total Portfolio Annual Expenses                                                                        xx%

AMERICAN NATIONAL MONEY MARKET PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees after reimbursement *  **                                                             0.00%
Other Expenses                                                                                        0.87%
Total Portfolio Annual Expenses                                                                       0.87%
* Without reimbursement, management fees would have been 0.50% and the total portfolio annual expense would have been 1.37%.

**  Under its Administrative Service Agreement with American National Investment
Accounts, Inc., Securities Management and Research, Inc. ("SM&R"), the fund's
Investment Adviser and Manager, has agreed to pay (or to reimburse each Portfolio for) each Portfolio's expenses (including the advisory fee and administrative service fee paid to SM&R, but exclusive of interest, commissions and other expenses incidental to portfolio transactions) in excess of 1.50% per year of such Portfolio's average daily net assets. In addition, SM&R has entered into a separate undertaking with the fund effective May 1, 1994 until April 30, 2000, pursuant to which SM&R has agreed to reimburse the American National Money
Market Portfolio and the American National Growth Portfolio for expenses in excess of .87%; the American National Balanced Portfolio for expenses in excess of 1.18% and the American National Managed Portfolio for expenses in excess of
 .65%, of each of such Portfolios' average daily net assets during such period.
SM&R is under no obligation to renew this undertaking for any Portfolio at the end of such period.

FIDELITY INDEX 500 PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.24%
Other Expenses after reimbursement                                                                    0.04%
Total Portfolio Annual Expenses*                                                                      0.28%

* The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses and total expenses would have been 0.24%, 0.11% and 0.35% respectively.

FIDELITY ASSET MANAGER PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.54%
Other Expenses after reimbursement                                                                    0.10%
Total Portfolio Annual Expenses**                                                                     0.64%

FIDELITY CONTRAFUND PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.59%
Other Expenses after reimbursement                                                                    0.12%
Total Portfolio Annual Expenses**                                                                     0.71%

FIDELITY ASSET MANAGER: GROWTH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.60%
Other Expenses after reimbursement                                                                    0.17%
Total Portfolio Annual Expenses**                                                                     0.77%

FIDELITY GROWTH OPPORTUNITIES PORTFOLIO ANNUAL EXPENSES

(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.59%
Other Expenses after reimbursement                                                                    0.12%
Total Portfolio Annual Expenses**                                                                     0.71%

** A portion of the brokerage commissions that certain of the Fidelity Funds pay were used to reduce their expenses. In addition, certain of the Fidelity Funds have entered into arrangements with their custodian and transfer agent whereby interest earned on uninvested cash balances was used to reduce custodian and transfer agent expenses. Including these reductions, the total operating expenses presented in the table would have been .75% of the Asset Manager Portfolio, .80% for Contrafund Portfolio, .89% for asset Manager: Growth Portfolio and .80% for Growth Opportunities Portfolio.

T. ROWE PRICE EQUITY INCOME PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.85%
Other Expenses                                                                                        0.00%
Total Portfolio Annual Expenses*                                                                      0.85%

T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       1.05%
Other Expenses                                                                                        0.00%
Total Portfolio Annual Expenses*                                                                      1.05%

T. ROWE PRICE MID-CAP GROWTH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.85%
Other Expenses                                                                                        0.00%
Total Portfolio Annual Expenses*                                                                      0.85%

T. ROWE PRICE LIMITED - TERM BOND PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.70%
Other Expenses                                                                                        0.00%
Total Portfolio Annual Expenses*                                                                      0.70%

*T. Rowe Price Equity Income and Mid-Cap Growth Portfolios pay T. Rowe Price an annual all-inclusive fee of 0.85% based on such Portfolios' average daily net assets. T. Rowe Price Limited-Term Bond Portfolio pays T. Rowe Price an annual all-inclusive fee of 0.70% based on such Portfolios' average daily net assets.
T. Rowe Price International Stock Portfolio pays Rowe-Price-Flemming
International, Inc. an annual all-inclusive fee of 1.05% based on such Portfolios' average daily net assets. These fees pay for investment management services and other operating costs of the Portfolios.

MFS CAPITAL OPPORTUNITIES PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.75%
Other Expenses (after fee reduction)                                                                  0.27%
Total Portfolio Annual Expenses*                                                                      1.02%

*The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expense and total expense would have been 0.75%, 1.36%, and 1.11%, respectively.

MFS EMERGING GROWTH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.75%
Other Expenses                                                                                        0.10%
Total Portfolio Annual Expenses                                                                       0.85%

MFS RESEARCH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.75%
Other Expenses                                                                                        0.11%
Total Portfolio Annual Expenses                                                                       0.86%

MFS GROWTH WITH INCOME PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.75%

Other Expenses                                                                                        0.13%
Total Portfolio Annual Expenses                                                                       0.88%

FEDERATED UTILITY FUND II PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees after reimbursement                                                                   0.68%
Other Expenses after reimbursement                                                                    0.25%
Total Portfolio Annual Expenses*                                                                      0.93%

*The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses and total expenses would have been 0.75%, 0.50%, and 1.25% respectively.

FEDERATED GROWTH STRATEGIES FUND II PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.44%
Other Expenses after reimbursement                                                                    0.42%
Total Portfolio Annual Expenses*                                                                      0.86%

*The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses and total expenses would have been 0.75%, 0.42%, and 1.17% respectively.

FEDERATED FUND FOR U.S. GOVERNMENT SECURITIES II PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees after reimbursement                                                                   0.52%
Other Expenses after reimbursement                                                                    0.33%
Total Portfolio Annual Expenses*                                                                      0.85%

*The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, other expenses and total expenses would have been 0.60%, 0.58%, and 1.18% respectively.

FEDERATED HIGH INCOME BOND FUND II PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.60%
Other Expenses                                                                                        0.18%
Total Portfolio Annual Expenses                                                                       0.78%

FEDERATED EQUITY INCOME FUND II PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees after reimbursement                                                                   0.32%
12-b1 Fees after reimbursement                                                                        0.00%
Other Expenses after reimbursement                                                                    0.61%
Total Portfolio Annual Expenses*                                                                      0.93%

*The portfolio's investment advisor voluntarily reduced the portfolio's expenses. Absent reimbursement, management fee, 12-b1 fee, other expenses and total expenses would have been 0.75%, 0.25%, 0.36%, and 1.36% respectively.

ALGER AMERICAN SMALL CAPITALIZATION PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.85%
Other Expenses                                                                                        0.04%
Total Portfolio Annual Expenses                                                                       0.89%

ALGER AMERICAN GROWTH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.75%
Other Expenses                                                                                        0.04%
Total Portfolio Annual Expenses                                                                       0.79%

ALGER AMERICAN MIDCAP GROWTH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.80%
Other Expenses                                                                                        0.04%
Total Portfolio Annual Expenses                                                                       0.84%

ALGER AMERICAN LEVERAGED ALLCAP PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.85%
Other Expenses*                                                                                       0.11%
Total Portfolio Annual Expenses                                                                       0.96%
*Included in other expenses is 0.03% of interest expense.

ALGER AMERICAN INCOME & GROWTH PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                      0.625%
Other Expenses                                                                                       0.075%
Total Portfolio Annual Expenses                                                                       0.70%

ALGER AMERICAN BALANCED PORTFOLIO ANNUAL EXPENSES
(AS A PERCENTAGE OF AVERAGE NET ASSETS)
Management Fees                                                                                       0.75%
Other Expenses                                                                                        0.17%
Total Portfolio Annual Expenses*                                                                      0.92%

EXPENSES DURING THE ANNUITY PERIOD

During the Annuity Period, we will charge the Separate Account a mortality risk fee of .80% and an expense risk fee of .35%. We will also charge the Separate Account with the expenses of the Eligible Portfolios in which you have invested. No other fees or expenses are charged against the Contract during the Annuity Period.

Example:  Accumulation Period

If you surrender your Contract at the end of the applicable time period, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets (regardless of whether the surrender proceeds are paid to the Contract Owner, applied under the Systematic Withdrawal Program, or applied under an annuity option):

FUND                                                 1 YEAR   3 YEARS
---------------------------------------------------------------------
AN Growth Portfolio                                    $xx      $xxx
AN Balanced Portfolio                                  $xx      $xxx
AN Equity Income Portfolio                             $xx      $xxx
AN Money Market Portfolio                              $xx      $xxx
AN High Yield Bond Portfolio                           $xx      $xxx
AN International Stock Portfolio                       $xx      $xxx
AN Small-Cap/Mid-Cap Portfolio                         $xx      $xxx
AN Government Bond Portfolio                           $xx      $xxx
Fidelity Asset Manager Portfolio                       $xx      $xxx

Fidelity Index 500 Portfolio                           $xx      $xxx
Fidelity Contrafund Portfolio                          $xx      $xxx
Fidelity Asset Manager: Growth Portfolio               $xx      $xxx
Fidelity Growth Opportunities Portfolio                $xx      $xxx
T. Rowe Price Equity Income Portfolio                  $xx      $xxx
T. Rowe Price International Stock Portfolio            $xx      $xxx
T. Rowe Price Mid-Cap Growth Portfolio                 $xx      $xxx
T. Rowe Price Limited - Term Bond Portfolio            $xx      $xxx
MFS Capital Opportunities Portfolio                    $xx      $xxx
MFS Emerging Growth Portfolio                          $xx      $xxx
MFS Research Portfolio                                 $xx      $xxx
MFS Growth With Income Portfolio                       $xx      $xxx
Federated Utility Fund II Portfolio                    $xx      $xxx
Federated Growth Strategies Fund II Portfolio          $xx      $xxx
Federated Fund for U.S. Government
 Securities II Portfolio                               $xx      $xxx
Federated High Income Bond Fund II Portfolio           $xx      $xxx
Federated Equity Income Fund II Portfolio              $xx      $xxx
Alger American Small Capitalization Portfolio          $xx      $xxx
Alger American Growth Portfolio                        $xx      $xxx
Alger American MidCap Growth Portfolio                 $xx      $xxx
Alger American Leveraged AllCap Portfolio              $xx      $xxx
Alger American Income & Growth Portfolio               $xx      $xxx
Alger American Leveraged Balanced Portfolio            $xx      $xxx

If you do not surrender your Contract, you would pay the following expenses on a $1,000 investment, assuming 5% annual return on assets.

FUND                                                 1 YEAR   3 YEARS
---------------------------------------------------------------------
AN Growth Portfolio                                    $xx      $ xx
AN Balanced Portfolio                                  $xx      $ xx
AN Equity Income Portfolio                             $xx      $ xx
AN Money Market Portfolio                              $xx      $ xx
AN High Yield Bond Portfolio                           $xx      $xxx
AN International Stock Portfolio                       $xx      $xxx
AN Small-Cap/Mid-Cap Portfolio                         $xx      $xxx
AN Government Bond Portfolio                           $xx      $xxx
Fidelity Asset Manager Portfolio                       $xx      $ xx
Fidelity Index 500 Portfolio                           $xx      $ xx
Fidelity Contrafund Portfolio                          $xx      $ xx
Fidelity Asset Manager: Growth Portfolio               $xx      $ xx
Fidelity Growth Opportunities Portfolio                $xx      $ xx
T. Rowe Price Equity Income Portfolio                  $xx      $ xx
T. Rowe Price International Stock Portfolio            $xx      $ xx
T. Rowe Price Mid-Cap Growth Portfolio                 $xx      $ xx
T. Rowe Price Limited - Term Bond Portfolio            $xx      $ xx
MFS Capital Opportunities Portfolio                    $xx      $ xx
MFS Emerging Growth Portfolio                          $xx      $ xx

MFS Research Portfolio                                 $xx     $ xx
MFS Growth With Income Portfolio                       $xx     $ xx
Federated Utility Fund II Portfolio                    $xx     $ xx
Federated Growth Strategies Fund II Portfolio          $xx     $ xx
Federated Fund for U.S. Government
 Securities II Portfolio                               $xx     $ xx
Federated High Income Bond Fund II Portfolio           $xx     $ xx
Federated Equity Income Fund II Portfolio              $xx     $ xx
Alger American Small Capitalization Portfolio          $xx     $xxx
Alger American Growth Portfolio                        $xx     $xxx
Alger American MidCap Growth Portfolio                 $xx     $xxx
Alger American Leveraged AllCap Portfolio              $xx     $xxx
Alger American Income & Growth Portfolio               $xx     $xxx
Alger American Balanced Portfolio                      $xx     $xxx

You should not consider the examples as representative of past or future expenses. The examples do not include the deduction of state premium taxes assessed.

The purpose of the preceding tables is to assist you in understanding the various costs and expenses that you will bear directly or indirectly. For purposes of computing the expense of the annual contract fee, the dollar amounts shown in the examples are based on a single Purchase Payment of $xx. The tables reflect expenses of the Separate Account and the Eligible Portfolios. The expenses shown above for the Eligible Portfolios are assessed at the underlying fund level and are not direct charges against the Separate Account's assets or reductions from Accumulation Value. These expenses are taken into consideration in computing each Portfolio's net asset value, which is the share price used to calculate the value of an Accumulation Unit. Actual expenses may be more or less than shown. As required by the Securities and Exchange Commission, the example assumes a 5% annual rate of return. This hypothetical rate of return is not intended to be representative of past or future performance of an Eligible Portfolio. For a more complete description of the various costs and expenses of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund and the Alger American Fund, see their Prospectuses.

The examples reflect the election at issue of the 5% guaranteed death benefit rider. If no Enhanced Death Benefit Option Rider or another Enhanced Death Benefit Option Rider is elected, the actual expenses incurred will be less than those represented in the examples.

CONTRACT

TYPE OF CONTRACT

This Prospectus offers an individual deferred variable annuity contract providing for future annuity payments. You can choose to vary your Purchase Payments or pay a single Purchase Payment. The Contract can be either Qualified or Non-Qualified.

In certain states, the Contract may be offered as a group contract with individual ownership represented by certificates. The discussion of Contracts in this prospectus applies equally to certificates under group contracts, unless the content specifies otherwise.

CONTRACT APPLICATION AND PURCHASE PAYMENTS

To purchase a Contract, you must complete an application and send the minimum Purchase Payment to our home office. (See "Allocation of Purchase Payments", page xx.) If your application cannot be processed within five days after receipt, we will return your payment. We will credit your initial Purchase Payment to the Contract within two business days after a completed application is received at our home office.

You have a "free look" period during which you can return the Contract to our home office and get a refund. The refund will equal the greater of (1) all of your Purchase Payments or (2) Accumulation Value plus charges deducted by us during such period. The "free look" period is established by state law and generally runs ten days after you receive a Contract. We require that Purchase Payments received by us during the 15-day period after the Date of Issue be allocated to the AN Money Market Portfolio. Thereafter, amounts allocated to such subaccount and Purchase Payments paid are allocated as directed by you. No Surrender Charges are assessed on refunds.

ALLOCATION OF PURCHASE PAYMENTS

After the "free look" period, Purchase Payments will be allocated to the subaccounts and the Fixed Account according to your instructions in the application. You can change these allocations at any time by written instruction to our home office or by telephone, if a properly completed telephone transfer authorization form is on file with us.

CREDITING OF ACCUMULATION UNITS

Before the Annuity Date, Purchase Payments will be used to purchase Accumulation Units in subaccounts and be allocated to the Fixed Account as you have instructed. We will determine the number of Accumulation Units purchased by dividing the dollar amount of the Purchase Payment allocated to a subaccount by the Accumulation Unit value for that subaccount computed following such allocation.

ALLOCATION OF CHARGES AND OTHER DEDUCTIONS TO THE SUBACCOUNTS AND THE FIXED ACCOUNT

Unless you instruct differently, deductions from the subaccounts and the Fixed Account will be made, pro rata, to the extent necessary for us to

 .  collect charges (except annual contract fee)

 .  pay surrender value

 .  provide benefits

We will immediately reinvest dividends and capital gain distributions received from an Eligible Portfolio at net asset value in shares of that Eligible Portfolio.

DETERMINING ACCUMULATION UNIT VALUES

The Accumulation Unit value of each subaccount reflects the investment performance of that subaccount. We calculate Accumulation Unit value on each Valuation Date by:

 .  multiplying the per share net asset value of the corresponding Eligible
   Portfolio by the number of shares held by the subaccount, after the purchase or redemption of any shares on the Valuation Date;

 . subtracting a charge for the administrative asset fee and the mortality and expense risk fees for that subaccount; and

 . dividing by the number of Accumulation Units held in the subaccount on the Valuation Date, before the purchase or redemption of any units on that date.

We will calculate the Accumulation Unit value for each subaccount at the end of each Valuation Period. Investment performance of the Eligible Portfolios will increase or decrease the Accumulation Unit value for each subaccount, the Eligible Portfolio expenses and the deduction of certain charges by us will decrease the Accumulation Unit value for each subaccount.

TRANSFERS BEFORE ANNUITY DATE

You can make transfers among the subaccounts and the Fixed Account subject to the following restrictions:

 . Transfers from subaccounts must be at least $250, or the balance of the subaccount, if less.

 . The minimum amount which may remain in a subaccount after a transfer is $1,000.

 . Each Contract year, transfers from the Fixed Account cannot exceed the greater of (1) 10% of the amount in the Fixed Account or (2) $1,000.

 . The first twelve (12) transfers in a Contract Year are free. A $10.00 fee will be deducted from the amount transferred for each additional transfer. (See "Exchange Fee", page xx.)

We will make transfers and determine values on the later of (1) the date designated in your request or (2) the end of the Valuation Period in which your transfer request is received.

We may revoke or modify the transfer privilege. You cannot transfer to the dollar cost averaging fixed account. For a discussion of transfers after the Annuity Date, see "Allocation of Benefits" at page xx.

SPECIAL PROGRAMS

 .  Dollar Cost Averaging Program - If you have at least $10,000 Accumulation
   Value in your Contract, you can instruct us to periodically transfer an amount or percentage from a subaccount or the Fixed Account to any subaccount(s) or the Fixed Account. The transfers can be made monthly, quarterly, semi-annually or annually. The amount transferred each time must be at least $1,000. The minimum transfer to each subaccount must be at least $100.

 . Fixed Account Dollar Cost Averaging Program - If you participate in the fixed account dollar cost averaging program, you may designate an amount to be held in one of the dollar cost averaging fixed account options until it is transferred to the subaccounts or the Fixed Account as selected by you. The two options you must select from are a six-month or a twelve-month dollar cost averaging period. When you make an allocation to on the dollar cost averaging fixed accounts for this purpose, we will set an interest rate applicable to that amount. We will then credit interest at that rate to that amount until it has been entirely transferred to your chosen subaccounts or the Fixed Account. We will complete the transfers within one year of the allocation. In our discretion, we may change the rate that we set for new allocations to the dollar cost averaging fixed account. We will never, however, set a rate less than an effective annual rate of 3%. The program is available only for Purchase Payments received on or prior to the Date of Issue. The minimum Purchase Payment to participate in the program is $10,000.

   Dollar cost averaging results in the purchase of more Accumulation Units when Accumulation Unit Value is low, and fewer when Accumulation Unit value is high. There is no guarantee that dollar cost averaging, will result in higher Accumulation Value or otherwise be successful.

   Rebalancing Program - Under the rebalancing program, you can instruct us to allocate Purchase Payments and Accumulation Value among the subaccounts and Fixed Account. In accordance with allocation instructions specified by you, we will rebalance your Accumulation Value by allocating Purchase Payments and transferring Accumulation Value among the subaccounts and the Fixed Account. Rebalancing will be performed on a quarterly, semi-annual or annual basis as specified in the application. Transfers of Accumulation Value pursuant to this program will not be counted in determining whether the Exchange Fee described below applies. At the time the program begins, there must be at least $ 10,000 of Accumulation Value under the Contract. The program will be stopped if, on a rebalancing date, the Accumulation Value is less than $ 5,000. You can change the allocation instructions or stop the program by sending written notice or calling us by telephone. You can request participation in or discontinue such special program at any time.

There is no charge for participation in such special programs.

CHARGES AND DEDUCTIONS
BEFORE ANNUITY DATE

SURRENDER CHARGE

Since no sales charge is deducted from your Purchase Payments, a Surrender Charge may be imposed on withdrawals to cover expenses of distributing the Contract. (See "Deferred Sales Load (`Surrender Charge')" on page x.)

When you make a withdrawal, we will divide such withdrawal by your Accumulation Value and convert such result as a percentage. Assume you have $40,000 Accumulation Value, $38,000 of which represents total Purchase Payments and $2,000 of which represents Accumulation Value less total Purchase Payments.

 . Example 1 - Assume you want to withdraw $7,000. You can withdraw the greater of (1) 10% of your $40,000 Accumulation Value or (2) Accumulation Value minus total Purchase Payments with no Surrender Charge. Since 10% of your Accumulation Value, $4,000, is greater than Accumulation Value minus total Purchase Payments, $2,000, your Free Withdrawal Amount will be your $4,000. Accordingly, $4,000 of your withdrawal will be free of surrender charge. The remaining $3,000 is a withdrawal of Purchase Payments and will be subject to a Surrender Charge.

 . Example 2 - Assume you have made a $3,000 withdrawal and want to make an additional $5,000 withdrawal in the same Contract Year. The first withdrawal would have been free because it was less than the Free Withdrawal Amount. However, such withdrawal would have utilized a portion of the Free Withdrawal Amount available in that Contract Year. The first part of the formula for calculating the Free Withdrawal Amount will be reduced by 7.5%, which is the percentage the first surrender was of your Accumulation Value at that time. If there have been no additional Purchase Payments or increases in the amount by which your Accumulation Value exceeds your total Purchase Payments since the first withdrawal, the Free Withdrawal Amount for the second withdrawal will be the greater of (1) 2.5% of your Accumulation Value, which is $925.00 or (2) Accumulation Value minus total Purchase Payments, which is zero (0). Accordingly, $925 of your second withdrawal will be free of Surrender Charges. The remaining $4,075 will be a withdrawal of Purchase Payments and will be subject to a Surrender Charge.

OTHER CHARGES

Your Contract is subject to certain other charges:

 .  Administrative Charges

   A $35 annual contract fee for each Contract Year unless all of your Accumulation Value is in the Fixed Account or is greater than $50,000 on the last day of a Contract Year.

   An administrative asset fee charged daily at an annual rate of 0.10%.

 .  Premium Taxes

     Premium taxes (which presently range from 0% to 3.5%) will be deducted if assessed by a state on Purchase Payments.

 .  Mortality and expense risk fee

   We assume the risks that Annuitants as a class may live longer than expected and that fees may not be sufficient to cover our actual costs. In assuming these risks, we agree to make annuity payments to the Annuitant or other payee for as long as he or she may live. In addition, we are at risk for the death benefits payable under the Contract.

   For our promises to accept these risks, a 0.80% per annum, mortality risk fee and a 0.35% per annum expense risk fee will be assessed daily against the Separate Account during both the Accumulation Period and Annuity Period. If you select one of our optional Enhanced Death Benefit Riders, we will charge you a higher mortality risk fee during the Accumulation Period. The mortality risk fee will be xx% for the minimum guaranteed death benefit rider. The mortality risk fee will be xx% for the 3% guaranteed death benefit rider. The mortality risk fee will be xx% for the 5% guaranteed death benefit rider. We will calculate a separate Accumulation Unit Value for the Contracts without an Enhanced Death Benefit Rider, and for Contracts with each type of Rider, in order to reflect the difference in the mortality risk fees.

 .  Charges for Taxes

   None at present. We may, however, make a charge in the future if income or gains within the Separate Account incur federal, state, or local taxes or if our tax treatment changes. Charges for such taxes, if any, would be deducted from the Separate Account and the Fixed Account.

 .  Exchange Fee

   A $10.00 exchange fee is charged for transfers among the subaccounts and Fixed Account after twelve transfers per Contract Year. Such fee compensates us for the costs of effecting the transfers. The exchange fee will be deducted from the amount transferred.

DEDUCTION OF FEES

Deductions for annual contract fees will be prorated among the subaccounts.

EXCEPTIONS TO CHARGES

We may reduce charges in sales to a trustee, employer, or similar entity if we determine that such sales reduce sales or administrative expenses. We also reduce charges in sales to directors, officers and bona fide full-time employees (and their spouses and minor children) of SM&R and the Company.

The Contract may be sold directly, without compensation, to a registered representative, to employees, officers, directors, and trustees of the Company and our affiliated companies, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contract, and spouses and immediate family members of the foregoing. In such case, a Contract may be credited with some or all of the cost savings resulting from such direct sale, but only if such credit will not be unfairly discriminatory to any person.

DISTRIBUTIONS UNDER THE CONTRACT
DISTRIBUTIONS BEFORE ANNUITY DATE

SURRENDERS

You can surrender your Contract, in whole or in part, before the Annuity Date subject to the following limitations:

 . If a partial surrender would leave less than $1,000 Accumulation Value, the Contract must be fully surrendered.

 . A partial surrender request should specify the allocation of that surrender among the subaccounts and the Fixed Account. If not specified, we will prorate the surrender among the subaccounts and the Fixed Account. Surrender Charges will be deducted from the Accumulation Value remaining after a partial surrender.

The Accumulation Unit value for Surrenders will be the applicable Accumulation Unit value determined on the Valuation Date following receipt by us at our home office of your surrender request.

Surrender Value is determined by:

 . multiplying the number of Accumulation Units for each subaccount times the Accumulation Unit value

 .  adding any Accumulation Value in the Fixed Account

 .  deducting any surrender charge

We expect to pay surrenders within seven days of receipt of your written request in proper form. We may delay payment of a partial surrender from the Fixed Account for up to six (6) months.

Unless you provide us a written election not to have federal and state income taxes withheld, we are required by law to withhold such taxes from the taxable portion of any surrender, and to remit that amount to the federal and/or state government.

SYSTEMATIC WITHDRAWAL PROGRAM

Under the Systematic Withdrawal Program, you can instruct us to make payments of a predetermined dollar amount of Accumulation Value from one or more subaccounts and the Fixed Account monthly, quarterly, semi-annually or annually. The total minimum systematic withdrawal payment is $100. The minimum systematic withdrawal from any one subaccount or the Fixed Account is $50. Systematic withdrawals can be started at any time. We must receive written notification from you specifying the amount and frequency and timing of payment. You can specify the subaccount from which systematic withdrawals will be made. If you do not specify, withdrawals will be taken pro-rata from each subaccount. Surrender Charges will apply.

Because distributions may be taxable, you should consult your tax adviser before requesting systematic withdrawals. (See "Federal Tax Matters," page xx.)

Under the Systematic Withdrawal Program, you can participate in the Minimum Distributions Program by instructing us to calculate and make minimum distributions required if the Contract is used with a qualified plan. (See "Taxation of Qualified Contracts," page xx.) We will determine the amount required to be distributed based on information you provide and choices you make. To participate in the Minimum Distributions Program, you must notify us of such election in writing in the calendar year during which you attain age
70 1/2. The Minimum Distributions Program is subject to all rules applicable to the Systematic Withdrawal Program. In addition, certain rules apply only to the Minimum Distributions Program. For a description of the requirements applicable to the Minimum Distributions Program, see "Minimum Distributions Program" in the Statement of Additional Information, page x. Numerous special tax rules apply to Contract Owners whose Contract is used with a qualified plan. You should consult a tax advisor before electing to participate in the Minimum Distributions Program.

WAIVER OF SURRENDER CHARGES

We will waive Surrender Charges in the following situations:

 . Confinement Waiver -The surrender charge will be waived upon written proof from a licensed physician that you have been confined in any of the following facilities for at least 60 consecutive days

   .  a hospital which

   (1) is licensed or recognized by the state in which it is located
   (2) provides or operates diagnostic and major surgery facilities for medical care and treatment of injured and sick persons on an inpatient basis
   (3) charges for its services
   (4) provides 24-hour nursing service by or under the supervision of a graduate registered nurse (R.N.)

   .  a convalescent care facility which

   (1) is licensed by the state in which it is located as a convalescent nursing facility, a skilled nursing facility, a convalescent hospital, a convalescent unit of a hospital, an intermediate care facility, or a custodial care facility
   (2) provides continuous nursing service by or under the supervision of a physician or a graduate registered nurse (R.N.)
   (3) maintains a daily record of each patient and makes your record available for review by us
   (4) administers a planned program of observation and treatment by a physician in accordance with existing standards of medical practice

   .  a hospice facility which

   (1) is licensed, certified or registered by the state in which it is located as a hospice facility
   (2) provides a formal care program for terminally ill patients whose life expectancy is less than 6 months
   (3) provides services on an inpatient basis as directed by a physician

This waiver is not available

   (1) if you are confined in a hospital, nursing home or hospice facility on the Date of Issue;
   (2) if the application is signed by power of attorney;
   (3) if you are more than age 80 on the Date of Issue;
   (4) if you enter the hospital, convalescent care facility or hospice facility within 90 days from the Date of Issue; or
   (5) concerning surrenders or withdrawals requested more than 90 days after the last day of confinement in such facility.

 . Disability Waiver - The surrender charge will be waived while you are physically disabled or diagnosed with a disabling terminal illness. Such waiver is subject to the following limitations

   . we require proof of disability or disabling terminal illness, including written confirmation of receipt of Social Security Disability Benefits

   .  we will require proof of continued disability

   . we may have a Contract Owner claiming disability or disabling terminal illness examined by a licensed physician chosen by us

This waiver is not available

   (1) if you are receiving Social Security Disability Benefits on the Date of Issue;

   (2) if you are age 65 or older;

   (3) or if you were diagnosed with a terminal illness before the Date of Issue; or
   (4) if you reside in certain states.

DEATH BENEFIT BEFORE ANNUITY DATE

If you or the Annuitant die before the Annuity Date, we will pay a standard death benefit equal to the Accumulation Value.

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

When you purchase your Contract, you may select an Enhanced Death Benefit Rider.
   If you are not an individual, the Enhanced Death Benefit applies to the Annuitant's death. If you select this rider, the death benefit will be the greater of the Accumulation Value or the Enhanced Death Benefit. We will charge a higher mortality and expense risk fee if you select one of these riders. We offer three optional Enhanced Death Benefit Riders:

   (1) minimum guaranteed death benefit rider:

   (2)  3% guaranteed death benefit rider; and

   (3)  5% guaranteed death benefit rider.

 . Minimum Guaranteed Death Benefit Rider

We recalculate the "minimum guaranteed death benefit" of your Contract each time you make a partial surrender, systematic withdrawal, and at the end of each six Contract Years. During the first six Contract Years, the minimum guaranteed death benefit will equal all Purchase Payments made less reductions to reflect partial surrenders and systematic withdrawals, if any, during such period. In subsequent six Contract Year periods, the minimum guaranteed death benefit will equal the greater of:

   (1) the Accumulation Value at the end of the preceding six Contract Year period; or

   (2) the minimum guaranteed death benefit for the immediately preceding six Contract Year period, plus Purchase Payments less partial surrenders and systematic withdrawals, made since such immediately preceding six Contract Year period.

A reduction in the minimum guaranteed death benefit is made each time you make a partial surrender or systematic withdrawal. The reduction is calculated by dividing the minimum guaranteed death benefit immediately before a partial surrender or systematic withdrawal by the Accumulation Value on the same date and multiplying such amount times the amount of the partial surrender or systematic withdrawal.

   Example 1 - Assume you have made $4,000 in total Purchase Payments during the first six Contract Year period and have made no partial surrenders or systematic withdrawals. Your minimum guaranteed death benefit at the end of the first six Contract Year period would be $4,000.

   Example 2 - Assume you make a $2,000 partial surrender in the third Contract Year of the first six Contract Year period, at which time you have made $4,000 in total Purchase Payments, and your Contract's Accumulation Value is $8,000. Your minimum guaranteed death benefit would be recalculated and reduced at the time of such partial surrender. The amount of such reduction would be $1,000, which is calculated by:

   . dividing the minimum guaranteed death benefit immediately before the partial surrender ($4,000) by Accumulation Value at that time ($8,000); and

   . multiplying such amount ($4,000 divided by $8,000, or .5) times the amount of the partial surrender ($2,000).

   Your minimum guaranteed death benefit before the partial surrender ($4,000) would be reduced by the amount necessary to reflect the partial surrender ($1,000) which would result in a new minimum guaranteed death benefit of $3,000.

   Example 3 - Assume you make a $4,000 partial surrender in the second Contract Year of the second six Contract Year period. Assume further that you have made $1,000 in total Purchase Payments since the end of the first six Contract Year period; that your Contract Accumulation Value is $10,000 and that the minimum guaranteed death benefit at the start of the second six Contract Year period is $8,000. Your minimum guaranteed death benefit would be recalculated and reduced at the time of such partial surrender. The amount of such reduction would be $3,600, which is calculated by

   . dividing the minimum guaranteed death benefit immediately before the partial surrender of $9,000 ($8,000 for the minimum guaranteed death benefit at the end of the last six Contract Year period plus $1,000 in Purchase Payments made since the end of the last six Contract Year period) by Accumulation Value at that time ($10,000); and

   . multiplying such amount ($9,000 divided by $10,000, or .9) times the amount of the partial surrender ($4,000).

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

   Your minimum guaranteed death benefit before the partial surrender ($9,000) would be reduced by the amount necessary to reflect the partial surrender ($3,600) which would result in a new minimum guaranteed death benefit of $5,400.

   . 3% Guaranteed Death Benefit Rider

The 3% guaranteed death benefit is equal to (a) your total Purchase Payments,
(b) reduced by any partial surrenders and systematic withdrawals, (c) plus interest at an annual effective rate of 3%. The Purchase Payments will accrue interest from the date each Purchase Payment is made until the earliest of such time that such payment is surrendered, withdrawn, or;

(1) the first day of the month following the oldest Contract Owner's 85th birthday, or

(2) if the Contract Owner is a company or other legal entity the Annuitant's 85th birthday.

Thereafter, we will only adjust the 3% guaranteed death benefit only to reflect subsequent Purchase Payments, partial surrenders, or systematic withdrawals.

 . 5% Guaranteed Death Benefit Rider

The 5% guaranteed death benefit is calculated in the same manner as the 3% guaranteed death benefit except that the interest is accrued at an annual effective rate of 5%, instead of 3%.

We expect to pay the death benefit in a lump sum to the beneficiary named in the Contract within seven business days of receipt of proof of death in proper form.

In lieu of payment in a lump sum, you can elect that the death benefit be applied under one of the annuity options described on page xx. If you do not make such election, the beneficiary can do so. The person selecting the annuity option settlement may also designate contingent beneficiaries to receive any amounts due after death of the first beneficiary. The manner in which annuity payments to the beneficiary are determined and may vary are described below under "Distributions During the Annuity Period".

DISTRIBUTIONS DURING THE ANNUITY PERIOD

All or part of any amount payable at the Annuity Date may be applied to any of the Annuity Options. We will discharge in a single sum any liability under an assignment of the Contract and any applicable federal, state, municipal or other taxes, fees or assessments based on or predicated on the Purchase Payments which have not otherwise been deducted or offset. The remaining amount is the net sum payable. The minimum amount that we will apply to an Annuity Option is $5,000. Our consent is required for any payment to a corporation, association, partnership, or trustee.

ELECTION OF ANNUITY DATE AND FORM OF ANNUITY

 . Non-Qualified Contracts - Annuity Date and form of annuity are elected in the application. A Contract cannot be purchased after the Annuitant's age 85 and annuity payments must begin not later than Annuitant's age 95.

 . Qualified Contracts - Annuity Payment Date and form of annuity are elected in the application. A Contract cannot be purchased after age 85 and, under the Internal Revenue Code, annuity payments must begin not later than age 95, or in some cases, the later of April 1st of the calendar year following the calendar year in which the Annuitant reaches 70 1/2 or retires.

If you have not elected an Annuity Date, we may automatically begin payments at age 95 under Option 2, Life Annuity with 120 monthly payments certain. (See "Federal Tax Matters" on page xx.)

Once an annuity payment is made, the Annuity Option cannot be changed to another Annuity Option.

ALLOCATION OF BENEFITS

Unless you elect to the contrary, the Accumulation Units of each subaccount will be changed to Annuity Units and applied to provide a Variable Annuity based on that subaccount.

In lieu of this allocation, you may elect to transfer your Accumulation Units to either one or more Eligible Portfolios or to the Fixed Account. After the Annuity Date, you can only make twelve transfers among subaccounts each Contract Year. You can transfer Annuity Units of one subaccount to Annuity Units of another subaccount and to the Fixed Account at any time other than during the five-day interval before and including any annuity payment date.

No election can be made unless such election would produce an initial annuity payment of at least $100.

ANNUITY OPTIONS

The following annuity options are available.

 . Option 1 - Life Annuity - monthly payments during the lifetime of an individual, ceasing with the last annuity payment due before the death of the individual. This option offers the maximum level of monthly annuity payments since there is no provision for a minimum number of annuity payments or a death benefit for beneficiaries. It would be possible under this option for an individual to receive only one annuity payment if death occurred before the due date of the second annuity payment, two if death occurred before the third annuity payment date, etc.

 . Option 2 - Life Annuity with ten or 20 Years Certain - monthly payments during the lifetime of an individual with payments made for a period certain of not less than ten or 20 years, as elected. The annuity payments will be continued to a designated beneficiary until the end of the period certain.

 . Option 3 - Unit Refund Life Annuity - monthly payments during the lifetime of an individual with annuity payments made for a period certain not less than the number of months determined by dividing (1) the amount applied under this option by (2) the amount of the first monthly annuity payment. This option guarantees that the Annuity Units, but not the dollar value applied under a Variable Annuity payout, will be repaid to the Annuitant or his beneficiary.

 . Option 4 - Joint and Survivor Annuity - monthly payments during the joint lifetime of an individual and another named individual and thereafter during the lifetime of the survivor, ceasing with the last annuity payment due before the survivor's death. It would be possible under this option for only one annuity payment to be made if both individuals under the option died before the second annuity payment date, or only two annuity payments if both died before the third annuity payment date, etc.

 . Option 5 - Installment Payments, Fixed Period - monthly payments for a specified number of years of at least 5, but not exceeding 30. The amount of each Variable Annuity payment will be determined by multiplying the Annuity Unit value on the day the annuity payment is made by the number of Annuity Units applied under this Option divided by the number of remaining monthly annuity payments.

 .  Option 6 - Equal Installment Payments, Fixed Amount - monthly installments
   (not less than $6.25 per $1,000 applied) until the amount applied, adjusted daily by the investment results, is exhausted. The final annuity payment will be the remaining sum left with us.

 . Option 7 - Deposit Option - The amount due may be left on deposit with us for placement in our Fixed Account with interest not less than 2.5% per annum. Interest will be paid annually, semiannually, quarterly or monthly as elected. This option may not be available under certain Qualified Contracts.

 .  Other Annuity Forms - May be agreed upon.

Any amount remaining under Option 5, 6 or 7 may be withdrawn as a lump sum or, if that amount is at least $5,000, may be applied under any one of the first four Options. The lump sum payment requested will be paid within seven days of receipt of the request at our home office based on the value computed on the next Valuation Date after receipt of the request.

If the beneficiary dies while receiving annuity payments certain under Option 2, 3, 5, or 6 above, the present value of minimum guaranteed payments will be paid in a lump sum to the estate of the beneficiary.

VALUE OF VARIABLE ANNUITY PAYMENTS:
ASSUMED INVESTMENT RATES

The annuity tables in the Contract used to calculate the annuity payments are based on an "assumed investment rate" of 2.5%. If the actual investment performance of the particular subaccount selected is such that the net investment return is 2.5% per annum, the annuity payments will be as shown in the tables. If the actual net investment return exceeds 2.5%, the annuity payments will be higher than as shown in the tables. If the actual net investment return is less than 2.5%, the annuity payments will be lower than in the tables.

Annuity payments will be greater for shorter guaranteed periods than for longer guaranteed periods. Annuity payments will be greater for life annuities than for joint and survivor annuities, because the life annuities are expected to be made for a shorter period.

At your election, where state law permits, an immediate annuity contract may provide annuity benefits based on an assumed investment rate other than 2.5%. The annuity rates for immediate annuity contracts are available upon request to us.

ANNUITY PROVISIONS

We determine non-qualified life contingent annuity payments based on the Annuity 2000 Mortality Table and 2.5% interest) which reflects the age and sex of the Annuitant and the type of annuity option selected. The attained age at settlement will be adjusted downward by one year for each full five year period that has elapsed since January 1, 2000. The annuity payment will also vary with the investment performance of Eligible Portfolios you choose.

We determine qualified life contingent annuity payments based on the Annuity2000 Mortality Table and 2.5% interest which reflects the age of the Annuitant and type of annuity option selected and will vary with the investment performance of Eligible Portfolios you choose. The attained age at settlement will be adjusted downward by one year for each full five-year period that has lapsed since January 1, 2000.

Payment of surrender amounts, benefits payable in connection with death, annuity payments, and transfers may be postponed whenever: (1) the NYSE is closed other than customary week-end and holiday closings, or trading on the NYSE is restricted as determined by the SEC; (2) the SEC by order permits postponement for the protection of the Contract Owners; or (3) an emergency exists, as determined by the SEC, as a result of which disposal of securities is not reasonably practicable or it is not reasonably practicable to determine the value of the separate account's net assets.

THE COMPANY, SEPARATE ACCOUNT, FUNDS AND FIXED ACCOUNT

AMERICAN NATIONAL INSURANCE COMPANY

The Company is a stock life insurance company chartered in 1905 in the State of Texas. We write individual and group life and accident and health insurance and annuities. Our home office is located in the American National Insurance Building, One Moody Plaza, Galveston, Texas 77550-7999. The Moody Foundation, a charitable foundation, owns approximately 23.7% and the Libbie S. Moody Trust, a private trust, owns approximately 37.6% of our common stock.

We are regulated by the Texas Department of Insurance and are subject to the insurance laws and regulations of other states where we operate. Each year, we file a National Association of Insurance Commissioners convention blank with the Texas Department of Insurance. Such convention blank covers our operations and reports on our financial condition and the Separate Account's financial condition as of December 31 of the preceding year. Periodically, the Texas Department of Insurance examines and certifies the adequacy of the Separate Account's and our liabilities and reserves. A full examination of our operations is also conducted periodically by the National Association of Insurance Commissioners.

Obligations under the Contract are our obligations.

THE SEPARATE ACCOUNT

We established the Separate Account under Texas law on July 30, 1991. The Separate Account's assets are held exclusively for the benefit of persons entitled to payments under variable annuity contracts issued by us. We are the legal holder of the Separate Account's assets and will cause the total market value of such assets to be at least equal to the Separate Account's reserve and other contract liabilities. Such assets are held separate and apart from our General Account assets. We maintain records of all purchases and redemptions of shares of Eligible Portfolios by each of the subaccounts. Liabilities arising out of any other business we conduct cannot be charged against the assets of the Separate Account. Income, as well as both realized and unrealized gains or losses from the Separate Account's assets, is credited to or charged against the Separate Account without regard to income, gains or losses arising out of other business that we conduct. However, if the Separate Account's assets exceed its liabilities, the excess is available to cover the liabilities of our General Account.

The Separate Account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust, which is a type of investment-company. Such registration does not involve any SEC supervision of management or investment policies or practices. There are currently 32 subaccounts within the Separate Account available to Contract Owners and each invests only in a corresponding Eligible Portfolio.

Since we are the legal holder of the Eligible Portfolio shares in the Separate Account, we have the right to vote such shares at shareholders' meetings. To the extent required by law, we will vote in accordance with instructions from Contract Owners. The number of votes for which a Contract Owner has the right to provide instructions will be determined as of the record date selected by the Boards of Directors of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund and the Alger American Fund. We will furnish you proper forms, materials, and reports to enable you to give us instructions if you choose.

The number of shares of an Eligible Portfolio for which you can give instructions is determined by dividing the Accumulation Value held in the corresponding subaccount by the net asset value of one share in such Eligible Portfolio. Fractional shares will be counted. Shares of an Eligible Portfolio held in a subaccount for which you have not given timely instructions and other shares held in a subaccount will be voted by us in the same proportion as those shares in that subaccount for which timely instructions are received. Voting instructions to abstain will be applied on a pro rata basis to reduce the votes eligible to be cast. Should applicable federal securities laws or regulations permit, we may vote shares of the Eligible Portfolios in our own right.

The Separate Account is not the only separate account that invests in the Eligible Portfolios. Other separate accounts, including those funding other variable annuity contracts, variable life policies and other insurance contracts and retirement plans, invest in some of the Eligible Portfolios. We do not believe this results in any disadvantages to you. However, there is a theoretical possibility that a material conflict of interest could arise with owners of variable life insurance policies funded by the Separate Account and owners of other variable annuity contracts whose values are allocated to other separate accounts investing in the Eligible Portfolios. There is also a theoretical possibility that a material conflict could arise between the interests of Contract Owners or owners of other contracts and the retirement plans, which invest in the Eligible Portfolios or their participants. If a material conflict arises, we will take any necessary steps, including removing the Eligible Portfolio from the Separate Account, to resolve the matter. The Board of Directors of each Eligible Portfolio will monitor events in order to identify any material conflicts that may arise and determine what action, if any, to take in response to those events or conflicts. See the accompanying prospectuses for the Eligible Portfolios for more information.

THE FUNDS

Each subaccount invests in shares of a corresponding Eligible Portfolio of the American National Fund, the Fidelity Funds, the T. Rowe Price Funds, the MFS Fund, the Federated Fund, and the Alger American Fund. The investment objectives and policies of each Eligible Portfolio are summarized below. You will be notified of and have an opportunity to instruct us how to vote on any proposed material change in the investment policy of any Eligible Portfolio in which you have an interest.

 . The American National Fund - currently has the following series or portfolios, each of which is an Eligible Portfolio:

   . AN MONEY MARKET PORTFOLIO ... seeks the highest current income consistent with the preservation of capital and maintenance of liquidity.

   .  AN GROWTH PORTFOLIO ... seeks to achieve capital appreciation.

   . AN BALANCED PORTFOLIO ... seeks to conserve principal, produce reasonable current income, and achieve long-term capital appreciation.

   . AN EQUITY INCOME PORTFOLIO ... seeks to achieve growth of capital and/or current income.

   . AN GOVERNMENT BOND PORTFOLIO ... seeks to provide as high a level of current income, liquidity, and safety of principal as is consistent with prudent investment risks through investment in a portfolio consisting primarily of securities issued or guaranteed by the U.S. Government, its agencies, or instrumentalities.

   . AN SMALL-CAP/MID-CAP PORTFOLIO ... seeks to provide long-term capital growth by investing primarily in stocks of small to medium-sized companies.

   . AN HIGH YIELD BOND PORTFOLIO ... seeks to provide a high level of current income. As a secondary investment objective, the find seeks capital appreciation.

   . AN INTERNATIONAL STOCK PORTFOLIO ... seeks to obtain long-term growth of capital through investments primarily in the equity securities of established, non-U.S. companies.

Securities Management and Research, Inc. ("SM&R") is the American National Fund's investment adviser. SM&R also provides investment advisory and portfolio management services to us and to other clients. SM&R maintains a staff of experienced investment personnel and related support facilities.

 . The Fidelity Funds - currently have 13 series or portfolios, the following five of which are Eligible Portfolios:

   . FIDELITY ASSET MANAGER PORTFOLIO ... seeks high total return with reduced risk over the long-term by allocating its assets among stocks, bonds, and short-term instruments.

   . FIDELITY INDEX 500 PORTFOLIO ... seeks investment results that correspond to the total return of common stocks publicly traded in the United States, as represented by the S&P 500. The portfolio normally invests at least 80% of its assets in common stocks included in the S&P 500. The portfolio seeks to achieve a 98% or better correlation between its total return and the total return of the index.

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

   . FIDELITY CONTRAFUND PORTFOLIO ... seeks long-term capital appreciation. The portfolio normally invests primarily in common stocks. The portfolio invests in securities of companies whose value the portfolio believes is not fully recognized by the public.

   . FIDELITY ASSET MANAGER: GROWTH PORTFOLIO ... seeks to maximize total return by allocating its assets among stocks, bonds, short-term instruments, and other investments.

   . FIDELITY GROWTH OPPORTUNITIES PORTFOLIO ... seeks to provide capital growth. The portfolio normally invests its assets primarily in common stocks. The portfolio may also invest in other types of securities, including bonds, which may be lower-quality debt securities.

The Fidelity Management & Research Company ("FMR") is the Fidelity Funds' investment adviser. FMR provides a number of mutual funds and other clients with investment research and portfolio management services. Fidelity Management & Research (U.K.) Inc. and Fidelity Management & Research (Far East), wholly-owned subsidiaries of FMR, provide research with respect to foreign securities. FMR maintains a large staff of experienced investment personnel and a full complement of related support facilities.

 . The T. Rowe Price Funds - currently have the following series or portfolios, each of which are Eligible Portfolios:

   . T. ROWE PRICE EQUITY INCOME PORTFOLIO ... seeks to provide substantial dividend income as well as long-term growth of capital through investments in common stocks of established companies. The portfolio will normally invest at least 65% of its assets in the common stocks of well-established companies paying above-average dividends.

   . T. ROWE PRICE MID-CAP GROWTH PORTFOLIO ... seeks to achieve long term capital appreciation by investing in mid-cap stocks with potential for above-average earnings growth. The portfolio will invest at least 65% of its assets in diversified portfolio of common stocks of mid-cap companies whose earnings are expected to grow at a faster rate than the average company. The portfolio considers "mid-cap companies" as companies with market capitalization (number of shares outstanding multiplied by share price) between $300 million and $5 billion. Most of the portfolio's assets will be invested in U. S. common stocks.

   . T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO ... seeks to provide long-term growth of capital through investments primarily in common stocks of established non-U.S. companies. The portfolio expects to invest substantially all of the portfolio's assets (with a minimum of 65%) in established companies beyond U.S. borders. The portfolio's focus will typically be on large and, to a lesser extent, medium-sized companies.

   . T. ROWE PRICE LIMITED-TERM BOND PORTFOLIO ... seeks a high level of income consistent with modest price fluctuation by investing primarily in investment grade debt securities.

T. Rowe Price Associates, Inc. is responsible for selection and management of the portfolio investments of T. Rowe Price Equity Securities and T. Rowe Price Fixed Income Securities. Rowe Price-Fleming International, Inc., a joint venture between T. Rowe Price Associates, Inc. and Robert Fleming Holdings Limited, is responsible for selection and management of the portfolio investments of T. Rowe Price International Series.

 . The MFS Fund - currently has the following portfolios, each of which are Eligible Portfolios:

   . MFS CAPITAL OPPORTUNITIES PORTFOLIO ... seeks capital appreciation. Dividend income, if any, is a consideration incidental to the Portfolios' objective of capital appreciation. While the Portfolios' policy is to invest primarily in common stocks, it may seek appreciation in other types of securities such as fixed income securities (which may be unrated), convertible bonds, convertible preferred stocks and warrants when relative values make such purchases appear attractive either as individual issues or as types of securities in certain economic environments. The Portfolio may invest in lower rated fixed income securities or comparable unrated securities.

   . MFS EMERGING GROWTH PORTFOLIO ... seeks to provide long-term growth of capital through investing primarily in common stocks of emerging growth companies, which involves greater risk than is customarily associated with investments in more established companies. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.

   . MFS RESEARCH PORTFOLIO ... seeks to provide long-term growth of capital and future income by investing a substantial proportion of its assets in the common stocks or securities convertible into common stocks of companies believed to possess better than average prospects for long-term growth. No more than 5% of the Portfolio's convertible securities, if any, will consist of securities in lower rated categories or securities believed to be of similar quality to lower rated securities. The Portfolio may invest in a limited extent in lower rated fixed income securities or comparable unrated securities.

 . MFS GROWTH WITH INCOME PORTFOLIO ... seeks to provide reasonable current income and long-term growth and income. Under normal market conditions, the Portfolio will invest at least 65% of its assets in common stocks or securities convertible into common stocks that are believed to have long-term prospects for growth and income. The Portfolio may also invest up to 75% of its net assets in foreign securities, which are not traded on an U.S. exchange.

Massachusetts Financial Service Company is responsible for selection and management of the portfolio investments of the MFS Variable Series.

 .     The Federated Fund - currently has the following portfolios, each of which are Eligible Portfolios:

      . FEDERATED UTILITY FUND II PORTFOLIO ... seeks to achieve high current income and moderate capital appreciation. The Portfolio invests primarily in equity and debt securities of utility companies.

      . FEDERATED GROWTH STRATEGIES PORTFOLIO ... seeks capital appreciation. The Portfolio invests at least 65% of its assets in equity securities of companies with prospects for above average growth in earnings and dividends.

      . FEDERATED U.S. GOVERNMENT BOND PORTFOLIO ... seeks current income by investing in a diversified portfolio limited to U.S. government securities.

      . FEDERATED HIGH INCOME BOND PORTFOLIO ... seeks high current income. The Portfolio invests in fixed income securities, which are lower rated corporate debt obligations, which are commonly referred to as "junk bonds." The risk in investing in junk bonds is described in the prospectus for the Federated Insurance Series, which should be read carefully before investing.

      . FEDERATED EQUITY INCOME FUND II PORTFOLIO ... seeks to provide above average income and capital appreciation by investing in income producing equity securities including common stocks, preferred stocks, and debt securities that are convertible into common stocks, in cash and cash items during times of unusual conditions to maintain liquidity. Cash items may include commercial paper, Europaper, certificates of deposit, obligations of the U.S. Government, repurchase agreements, and other short-term instruments.

Federated Advisors makes all investment decisions for the Federated Insurance Series, subject to direction by the Federated Insurance Series Trustees.

 . The Alger American Fund - currently has the following series or portfolios, each of which is an Eligible Portfolio:

   . SMALL CAPITALIZATION PORTFOLIO ... seeks long-term capital appreciation. It focuses on small, fast growing companies that offer innovative products, services, or technologies to a rapidly expanding marketplace.

   . GROWTH PORTFOLIO ... seeks to achieve long-term capital appreciation. It focuses on growing companies that generally have broad product lines, markets, financial resources, and depth of management.

   . MIDCAP GROWTH PORTFOLIO ... seeks long-term capital appreciation. It focuses on midsize companies with promising growth potential.

   . LEVERAGED ALLCAP PORTFOLIO ... seeks to achieve long-term capital appreciation. Under normal circumstances, the Portfolio invests in the equity securities of companies of any size which demonstrate promising growth potential. The Portfolio can leverage, that is, borrow money, up to one-third of its total assets to buy additional securities. By borrowing money, the Portfolio has the potential to increase its returns if the increase in the value of the securities purchased exceeds the cost of borrowing, including interest paid on the money borrowed.

   . INCOME AND & PORTFOLIO ... primarily seeks to provide a high level of dividend income; its secondary goal is to provide capital appreciation. The Portfolio invests in dividend paying equity securities, such as common or preferred stocks, preferably those that the Manager believes also offer opportunities for capital appreciation.

   . BALANCED PORTFOLIO ... seeks current income and long-term capital appreciation. It focuses on stocks of companies with growth potential and fixed-income securities, with emphasis on income-producing securities that appear to have some potential for capital appreciation.

Fred Alger Management, Inc. is the Alger American Fund's investment adviser. Fred Alger Management, Inc. also provides investment advisory and portfolio management services to us and to other clients. Fred Alger Management, Inc. maintains a staff of experienced investment personnel and related support facilities.

The accompanying prospectuses should be read in conjunction with this prospectus before investing and contain a full description of the above funds, their investment policies and restrictions, risks, charges and expenses and other aspects of their operation.

We have arrangements to provide services to certain Eligible Portfolios for which the advisor or distributor of such portfolios pays us fees. The fees are based upon an annual percentage of the average aggregate net amount invested by us in such Eligible Portfolios. Some advisors or distributors pay us higher fees than others do.

The Eligible Portfolios and the mutual funds of which they are a part are sold only to registered separate accounts of insurance companies offering variable annuity and variable life insurance contracts and, in some cases, to certain qualified pension and retirement plans. The Eligible Portfolios and mutual funds are not sold to the general-public and should not be mistaken for other mutual funds offered by the same sponsor or that have similar names.

CHANGES IN INVESTMENT OPTIONS

We may establish additional subaccounts, which would invest in portfolios of other mutual funds chosen by us. We may also, from time to time, discontinue the availability of existing subaccounts. If we do, we may, by appropriate endorsement, make such changes to the Contract as we believe are necessary or appropriate. In addition, if a subaccount is discontinued, we may redeem shares in the corresponding Eligible Portfolio and substitute shares of another mutual fund. We will not do so, or make other changes without prior notice to you and without complying with other applicable laws. Such laws may require approval by the SEC and the Texas Department of Insurance.

If we deem it to be in your best interest, and subject to any required approvals, we may combine the Separate Account with another of our separate accounts.

FIXED ACCOUNT

Before the Annuity Date, you can allocate all or a portion of your Purchase Payment to the Fixed Account. In addition, if you participate in our fixed account dollar cost averaging program, you may designate amounts to be held in dollar cost averaging fixed account options. Subject to certain limitations, you can also transfer Accumulation Value from the subaccounts to the Fixed Account. Transfers from the Fixed Account and from either of the dollar cost averaging fixed account options to the subaccounts are restricted. (See "Transfers Before Annuity Date", page xx. and "Special Programs", page xx.)

Purchase Payments allocated to and transfers from a subaccount to the Fixed Account are placed in our General Account. Purchase Payments allocated to one of the dollar cost averaging fixed account options are placed in our General Account. We have sole discretion regarding the investment of and bear the investment risk with respect to the assets in our General Account. You bear the risk that the Fixed Account declared rate would fall to a lower rate after the expiration of a declared rate period. Because of exemptive and exclusionary provisions, interests in the General Account have not been registered under the Securities Act of 1933 (the "'33 Act") and the General Account has not been registered as an investment company under the Investment Company Act of 1940 (the "'40 Act"). Accordingly, neither the General Account nor any interest therein is generally subject to the provisions of the '33 Act or '40 Act. We understand that the staff of the SEC has not reviewed the disclosures in this Prospectus relating to the Fixed Account or any of the dollar cost averaging fixed account options portion of the Contract. However, disclosures regarding the Fixed Account or any of the dollar cost averaging fixed account options portion of the Contract may be subject to generally applicable provisions of the federal securities laws regarding the accuracy and completeness of statements made in prospectuses.

FEDERAL TAX MATTERS

THE FOLLOWING DISCUSSION IS GENERAL AND IS NOT TAX ADVICE

INTRODUCTION

The following summary describes some of the federal income tax rules that apply to a Contract. This summary is not complete and does not cover all tax situations. Special tax rules, not discussed here, may apply to certain individuals. This discussion is not tax advice. You should consult a competent tax adviser for more complete information. This discussion is based upon our understanding of the present federal income tax laws. We do not know if these laws will change or how the Internal Revenue Service (the "IRS") will interpret them. Moreover, the discussion below does not consider any applicable state or other tax laws. We have included additional discussion regarding taxes in the Statement of Additional Information.

TAX STATUS OF THE CONTRACTS

The following discussion assumes that the Contract will qualify as an annuity contract for federal income tax purposes. The Statement of Additional Information explains the requirements for qualifying as an annuity contract.

TAXATION OF ANNUITIES IN GENERAL

If you are a natural person, you generally will not be taxed on increases in the Accumulation Value until you receive payments under the Contract. Any distribution of payments, including a full or partial surrender of a Contract, may subject you to income tax. If you assign or pledge (or agree to assign or pledge) any portion of a Contract's Accumulation Value, this generally will be considered a distribution of payments to you and may be taxable.

Corporations, partnerships, trusts, and other entities that own a Contract generally must include in income increases in the excess of the Accumulation Value over the investment in the contract. There are some exceptions to this rule and such a prospective Contract Owner should discuss these with a tax adviser.

The "investment in the contract" generally equals the amount, if any, of Purchase Payments paid with after-tax dollars (that is, purchase payments that were not excluded from the individual's gross income).

The following discussion applies to Contracts owned by natural persons.

WITHDRAWALS

If you make a partial surrender from a Non-Qualified Contract (including Systematic Withdrawals), the amount received will be taxed as ordinary income, up to an amount equal to the excess (if any) of the Accumulation Value immediately before the distribution over the investment in the Contract at that time. In the case of a full surrender under a Non-Qualified Contract, the amount received generally will be taxable as ordinary income to the extent it exceeds the investment in the Contract.

PENALTY TAX

For all distributions from Non-Qualified Contracts, there is a federal penalty tax equal to 10% of the amount treated as taxable income. However, in general, there is no penalty tax on distributions:

 .  made after the taxpayer reaches age 59 1/2;

 .  made because of the death of the Contract Owner;

 .  attributable to the taxpayer becoming disabled; or

 . made as part of a series of substantially equal periodic payments for the life, or life expectancy, of the taxpayer.

There are other exceptions and special rules may apply to the exceptions listed above. You should consult a tax adviser with regard to exceptions from the penalty tax.

ANNUITY PAYMENTS

Although the tax consequences may vary depending on the annuity payment method elected under the contract, generally only the portion of the annuity payment that represents the amount by which the Accumulation Value exceeds the investment in the contract will be taxed.

 . For variable annuity payments, in general the taxable portion of each annuity payment is determined by a formula which establishes a specific non-taxable dollar amount of each annuity payment. This dollar amount is determined by dividing the investment in the contract by the total number of expected annuity payments.

 . For fixed annuity payments, in general there is no tax on the portion of each annuity payment which reflects the ratio that the investment in the contract bears to the total expected value of annuity payments for the term of the payments; however, the remainder of each annuity payment is taxable.

In all cases, after the investment in the Contract is recovered, the full amount of any additional annuity payments is taxable.

TAXATION OF DEATH BENEFIT PROCEEDS

Amounts may be distributed from a Contract because of your death or the death of the Annuitant. Generally, such amounts are taxable to the recipient as follows:

 . if distributed in a lump sum, they are taxed in the same manner as a full surrender of the Contract; or

 . if distributed under an annuity option, they are taxed in the same way as annuity payments, as described above.

TRANSFERS OR ASSIGNMENTS OF A CONTRACT

A transfer or assignment of a Contract, the designation of certain Annuitants, or the selection of certain Annuity Dates may result in tax consequences that are not discussed herein. You should consult a tax advisor as to the tax consequences of any such transaction.

REQUIRED DISTRIBUTIONS

In order to be treated as an annuity contract for federal income tax purposes, the Code requires any non-qualified annuity contract to contain certain provisions concerning how an interest in the contract is distributed on the owner's death. The Non-Qualified Contracts contain provisions that are intended to comply with these Code requirements, although no regulations interpreting these requirements have yet been issued. We may modify the Contracts if necessary to assure that they comply with the applicable requirements when such requirements are clarified by regulation or otherwise.

WITHHOLDING

Annuity distributions generally are subject to withholding for the recipient's federal income tax liability. Recipients can generally elect, however, not to have tax withheld from distributions. Withholding is mandatory for certain Qualified Contracts.

MULTIPLE CONTRACTS

All non-qualified, deferred annuity contracts that are issued by us (or our affiliates) to the same owner during any calendar year are treated as one annuity contract for purposes of determining the amount includible in income when a taxable distribution occurs. In addition, there may be other situations in which the U.S. Treasury Department may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner (it has authority to issue regulations on aggregating multiple contracts). Accordingly, you should consult a tax advisor before purchasing more than one annuity contract.

EXCHANGES

Section 1035 of the Internal Revenue Code (the "Code") provides generally for tax-free exchanges of one annuity contract for another. A number of special rules and procedures apply to section 1035 exchanges. Anyone wishing to take advantage of section 1035 should consult a tax advisor.

TAXATION OF QUALIFIED CONTRACTS

The Qualified Contracts are designed for retirement plans that qualify for special income tax treatment under Sections 401(a), 403(b), 408, 408A or 457 of the Code. Certain requirements apply to the purchase of a Qualified Contract and to distributions therefrom in order for you to receive favorable tax treatment. The following discussion assumes that Qualified Contracts qualify for the intended special federal income tax treatment.

The tax rules applicable to participants in these qualified plans vary according to the type of plan and the terms and conditions of the plan itself. In general, adverse tax consequences may result from:

 .  contributions made in excess of specified limits;

 .  distributions received prior to age 59 1/2 (subject to certain exceptions);

 . distributions that do not conform to specified commencement and minimum distribution rules;

 .  aggregate distributions in excess of a specified annual amount; and

 .  contributions or distributions made in other  circumstances.

The terms and conditions of the retirement plans may limit the rights otherwise available to you under a Qualified Contract. You are responsible for determining that contributions, distributions, and other transactions with respect to a Qualified Contract comply with applicable law. If you are considering purchasing an annuity contract for use with any qualified retirement plan, you should get legal and tax advice.

DISTRIBUTIONS FROM QUALIFIED CONTRACTS

Annuity payments from Qualified Contracts are generally taxed in the same manner as under a Non-Qualified Contract. When a withdrawal from a Qualified Contract occurs, all or some of the amount received is taxable. For Qualified Contracts, the investment in the contract can be zero; in that case, the full amount of all distributions would be taxable. Distributions from certain qualified plans are generally subject to mandatory withholding.

For qualified plans under Sections 401(a), 403(b), and 457, the Code requires that distributions generally must begin by the later of April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant): (a) reaches age 70 1/2; or (b) retires. Distributions must be made in a specified form and manner. If the participant is a "5 percent owner" (as defined in the Code), distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant) reaches age 70 1/2. For Individual Retirement Annuities
(IRAs) described in Section 408 of the Code, distributions generally must begin no later than April 1 of the calendar year following the calendar year in which the Contract Owner (or plan participant) reaches age 70 1/2.

 . CORPORATE AND SELF-EMPLOYED PENSION AND PROFIT SHARING PLANS - Section 401(a) of the Code permits employers to establish retirement plans for employees and permits self-employed individuals to establish retirement plans for themselves and their employees. Adverse tax or other legal consequences to the plan, to the Plan Participant, or to both may result if this Contract is purchased by a 401(a) plan and later assigned or transferred to any individual. Employers intending to use the Contract with such plans should consult a tax advisor.

 . TAX SHELTERED ANNUITIES - Under Code Section 403(b), public school systems and certain tax-exempt organizations may purchase annuity contracts for their employees. Generally, payments to Section 403(b) annuity contracts will be excluded from the gross income of the employee, subject to certain limitations. However, these payments may be subject to FICA (Social Security) taxes. Under Section 403(b) annuity contracts, the following amounts may only be distributed upon death of the employee, attainment of age 59 1/2, and separation from service, disability, or financial hardship:

   (a) elective contributions made in years beginning after December 31, 1988;

   (b) earnings on those contributions; and

   (c) earnings in such years on amounts held as of the last year beginning before January 1, 1989.

   In addition, income attributable to elective contributions may not be distributed in the case of hardship.

 . INDIVIDUAL RETIREMENT ANNUITIES - Section 408 of the Code permits certain eligible individuals to contribute to an individual retirement program known as an "Individual Retirement Annuity" or "IRA." Section 408 of the Code limits the amount, which may be contributed to an IRA each year to the lesser of $2,000 or 100% of the Contract Owner's adjusted gross income. These contributions may be deductible in whole or in part depending on the individual's income. The limit on the amount contributed to an IRA does not apply to distributions from certain other types of qualified plans that are "rolled over" on a tax-deferred basis into an IRA. Amounts in the IRA (other than non-deductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

   Roth IRAs. Effective January 1, 1998, section 408A of the Code permits certain eligible individuals to contribute to a Roth IRA. Contributions to a Roth IRA, which are subject to certain limitations, are not deductible, and must be made in cash or as a rollover or transfer from another IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax, and other special rules may apply. Distributions from a Roth IRA generally are not taxed, except that, once aggregate distributions exceed contributions to the Roth IRA, income tax and a 10% penalty tax may apply to distributions made (1) before age 59 1/2 (subject to certain exceptions) or (2) during the five taxable years starting with the year in which the first contribution is made to the Roth IRA.

 . SIMPLE INDIVIDUAL RETIREMENT ANNUITIES - Certain small employers may establish SIMPLE plans (Savings Incentive Match Plans) as provided by Section 408(p) of the Code. Under these plans, employees may defer a percentage of compensation of up to certain dollar amount. The sponsoring employer is required to make a matching contribution. Distributions from a SIMPLE plan are subject to the same restrictions that apply to IRA distributions and are taxed as ordinary income. Subject to certain exceptions, distributions prior to age 59 1/2 are subject to a 10% penalty tax, which increases to 25% if the distribution occurs during the first two years the employee participates in the plan.

 . DEFERRED COMPENSATION PLANS - Section 457 of the Code provides for certain deferred compensation plans available with respect to service for state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities, and tax-exempt organizations. These plans are subject to various restrictions on contributions and distributions. Under non-governmental plans, all amounts are subject to the claims of general creditors of the employer and depending on the terms of the particular plan, the employer may be entitled to draw on deferred amounts for purposes unrelated to its Section 457 plan obligations. In general, distributions from a deferred compensation plan are prohibited unless made after the plan participant attains age 70 1/2, separates from service, dies, or suffers an unforeseeable financial emergency. Distributions under these plans are taxable as ordinary income in the year paid or made available. Adverse tax consequences may result from certain distributions that do not conform to applicable commencement and minimum distribution rules.

POSSIBLE CHANGES IN TAXATION

Although the likelihood of legislative change is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or other means (such as U.S. Treasury Department regulations, Internal Revenue Service revenue rulings, and judicial decisions). It is possible that any change could be retroactive (that is, effective prior to the date of the change). You should consult a tax advisor regarding such developments and their effect on the Contract.

ALL CONTRACTS

As noted above, the foregoing comments about the federal tax consequences under the Contracts are not exhaustive, and special rules may apply with respect to other tax situations not discussed in this prospectus. Further, the federal income tax consequences discussed herein reflect our understanding of current law, and the law may change. Federal estate and state and local estate, inheritance and other tax consequences of ownership or receipt of distributions under a Contract depend on the individual circumstances of each Contract Owner or recipient of a distribution. A tax adviser should be consulted for further information.

PERFORMANCE

Performance information for the subaccounts may appear in reports and advertising to current and prospective Contract Owners. The performance information is based on historical investment experience of the subaccounts and the Eligible Portfolios and does not indicate or represent future performance.

Total returns are based on the overall dollar or percentage change in value of a hypothetical investment. Total return quotations reflect changes in Eligible Portfolio share prices, the automatic reinvestment by the Separate Account of all distributions and the deduction of applicable annuity charges (including any contingent deferred sales charges that would apply if a Contract Owner surrendered the Contract at the end of the period indicated). Quotations of total return may also be shown that do not take into account certain contractual charges such as a contingent deferred sales load. The total return percentage will be higher under this method than under the standard method described above.

A cumulative total return reflects performance over a stated period. An average annual total return reflects the hypothetical annually compounded return that would have produced the same cumulative total return if the performance had been constant over the entire period. Because average annual total returns tend to smooth out variations in a subaccount's returns, you should recognize that they are not the same as actual year-by-year results.

Some subaccounts may also advertise yield. These measures reflect the income generated by an investment in the subaccount over a specified period of time. This income is annualized and shown as a percentage. Yields do not take into account capital gains or losses or the contingent deferred sales load.

The American National Money Market subaccount may advertise their current and effective yield. Current yield reflects the income generated by an investment in the subaccount over a 7-day period. Effective yield is calculated in a similar manner except that income earned is assumed to be reinvested.

DISTRIBUTOR OF THE CONTRACT

Securities Management and Research, Inc. ("SM&R"), 2450 South Shore Boulevard, Suite 400, League City, Texas 77573, our wholly-owned subsidiary, is the principal underwriter of the Contract. SM&R was organized under the laws of the State of Florida in 1964; is a registered broker/dealer; and is a member of the National Association of Securities Dealers.

SM&R's registered representatives selling a Contract will receive commissions from SM&R. After issuance of the Contract, broker-dealers will receive commissions aggregating up to 7.0% of the Purchase Payments. In addition, after the first Contract Year, broker-dealers who have distribution agreements with us may receive an annual commission of up to 0.25% of the Contract's Accumulation Value.

LEGAL MATTERS

Various matters of Texas law pertaining to the Contract, including the validity of the Contract and our right to issue the Contract under Texas insurance law, have been reviewed by Greer, Herz and Adams, LLP, General Counsel.

LEGAL PROCEEDINGS

The Company and its affiliates, like other life insurance companies, are involved in lawsuits, including class action lawsuits. In some class action and other lawsuits involving insurers, substantial damages have been sought and material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, we believe at the present time no lawsuits are pending or threatened that are reasonably likely to have a material adverse impact on the separate account or us.

EXPERTS

The consolidated financial statements of American National Insurance Company and subsidiaries as of December 31, 1999 and 1998 and for the years then ended, and the related statements of operations for the year then ended, included in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports.

ADDITIONAL INFORMATION

A registration statement describing the Contract has been filed with the Securities and Exchange Commission, under the Securities Act of 1933. This Prospectus does not contain all information in the registration statement, to which reference is made for further information concerning us, the separate account and the Contract offered hereby. The omitted information may be obtained at the SEC's principal office in Washington, D.C. by paying the SEC's prescribed fees. Statements contained in this Prospectus as to the terms of the Contract and other legal instruments are summaries. For a complete statement of such terms, reference is made to such instruments as filed.

FINANCIAL STATEMENTS

Our financial statements should be considered only as bearing on our ability to meet our obligations under the Contract. The financial statements can be found in the Statement of Additional Information.

TABLE OF CONTENTS OF STATEMENT OF ADDITIONAL INFORMATION
                                                                         Page
The Contract.............................................................  x
Valuation of Accumulation Units..........................................  x
Computation of Variable Annuity Payments.................................  x
Annuity Unit Value.......................................................  x
Summary..................................................................  x
Exceptions to Charges....................................................  x
Assignment...............................................................  x
Minimum Distributions Program............................................  x
Distribution of the Contract.............................................  x
Tax Matters..............................................................  x
Records and Reports......................................................  x
Performance..............................................................  x
Total Return.............................................................  x
Other Total Return.......................................................  x
Yields...................................................................  x
State Law Differences.................................................... xx
Separate Account......................................................... xx
Termination of Participating Agreements.................................. xx
Financial Statements..................................................... xx
Financials............................................................... xx

WEALTHQUEST III VARIABLE ANNUITY
STATEMENT OF ADDITIONAL INFORMATION
ISSUED BY AMERICAN NATIONAL INSURANCE COMPANY
HOME OFFICE  ONE MOODY PLAZA  GALVESTON TX 77550-7999
1-800-306-2959
RELATING TO THE PROSPECTUS DATED (DATE)

CUSTODIAN

American National Insurance Company
One Moody Plaza
Galveston, Texas 77550-7999


PRINCIPAL DISTRIBUTOR

Securities Management and Research, Inc.
2450 South Shore Boulevard, Suite 400
League City, Texas 77573


INDEPENDENT AUDITORS

Arthur Andersen LLP
711 Louisiana, Suite 1300
Houston, Texas 77002-2786


This Statement of Additional Information is not a prospectus and should be read only in conjunction with the Prospectus for the Contract ("the Contract").

AMERICAN NATIONAL VARIABLE ANNUITY SEPARATE ACCOUNT STATEMENT OF ADDITIONAL INFORMATION
(DATE)
This Statement of Additional Information expands upon subjects discussed in the current prospectus for the WealthQuest III Variable Annuity offered by American National Insurance Company ("American National"). You may obtain a copy of the prospectus dated (date), by calling 1-800-306-2959, or writing to American National Insurance Company, One Moody Plaza, Galveston, Texas 77550-7999. Terms used in the current prospectus for the Contract are incorporated in this Statement. All terms not specifically defined in this statement shall have the meaning set forth in the current prospectus.
Form (new number)-SAI


                               TABLE OF CONTENTS
                                                                        Page
The Contract..............................................................  3
Valuation of Accumulation Units...........................................  3
Computation of Variable Annuity Payments..................................  3
Annuity Unit Value........................................................  4
Summary...................................................................  4
Exceptions to Charges.....................................................  5
Assignment................................................................  5
Minimum Distributions Program.............................................  5
Distribution of the Contract..............................................  6
Tax Matters...............................................................  6
Records and Reports.......................................................  7
Performance...............................................................  7
Total Return..............................................................  7
Other Total Return........................................................  8
Yields....................................................................  8
State Law Differences.....................................................  9
Separate Account..........................................................  9
Termination of Participating Agreements...................................  9
The Fidelity Funds........................................................  9
The T. Rowe Price Funds................................................... 10
The Federated Fund........................................................ 11
The MFS Fund.............................................................. 12
The Alger American Fund................................................... 12
Financial Statements...................................................... 13

THE CONTRACT


The following provides additional information about the Contract which supplements the description in the prospectus and which may be of interest to some Contract Owners.

VALUATION OF ACCUMULATION UNITS

The Accumulation Unit Value for a subaccount on any day is equal to (a) divided by (b), where (a) is the net asset value of the corresponding Eligible Portfolio of the underlying fund owned by each subaccount less any applicable deductions and (b) is the number of Accumulation Units of that subaccount at the beginning of that day.

COMPUTATION OF VARIABLE ANNUITY PAYMENTS

The amount of the first variable annuity payment to the Annuitant will depend on the amount of his/her Accumulation Value applied to effect the variable annuity as of the tenth day immediately preceding the date annuity payments commence, the amount of any premium tax owed (if applicable), the annuity option selected, and the age of the Annuitant. The Contract contains tables indicating the dollar amount of the first annuity payment under annuity options 1, 2, 4, and 5 for each $1,000 of Accumulation Value at various ages. These tables are based upon the Annuity 2000 Mortality Table (promulgated by the Society of Actuaries) and an Assumed Investment Rate (the "AIR") of 2.5% per annum.

In any subsequent month, the dollar amount of the variable annuity payment is determined by multiplying the number of annuity units in the applicable subaccount(s) by the value of such annuity unit on the tenth day preceding the due date of such payment. The annuity unit value will increase or decrease in proportion to the net investment return of the subaccount(s) underlying the variable annuity since the date of the previous annuity payment, less an adjustment to neutralize the 2.50% or other AIR referred to above.

Therefore, the dollar amount of variable annuity payments after the first will vary with the amount by which the net investment return is greater or less than the 2.5% (or other AIR) per annum. For example, assuming a 3.5% AIR, if an Eligible Portfolio has a cumulative net investment return of 5% over a one year period, the first annuity payment in the next year will be approximately 1.5 percentage points greater than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the Eligible Portfolio.

If such net investment return is 1% over a one year period, the first annuity payment in the next year will be approximately 2.5 percentage points less than the payment on the same date in the preceding year, and subsequent payments will continue to vary with the investment experience of the applicable subaccount.

ANNUITY UNIT VALUE

The value of an annuity unit is calculated at the same time that the value of an Accumulation Unit is calculated and is based on the same values for shares of Eligible Portfolios and other assets and liabilities. The following illustrations show, by use of hypothetical examples, the method of determining the annuity unit value and the amount of variable annuity payments.

ILLUSTRATION: CALCULATION OF ANNUITY UNIT VALUE
Annuity at age 65: Life with 120 payments certain

  1.  Annuity unit value, beginning of period               $ .980000

  2.  Net investment factor for Period                       1.001046

  3.  Daily adjustment for 2.5% Assumed Investment Rate       .999919

  4.  (2) x (3)                                              1.000965

  5.  Annuity unit value, end of period (1) x (4)           $ .980946

ILLUSTRATION: ANNUITY PAYMENTS
Annuity at age 65: Life with 120 payments certain

  1.  Number of Accumulation Units at annuity date          10,000.00

  2.  Accumulation Unit value (10 days prior to date of
      first monthly payment)                                $1.800000

  3.  Accumulation Value of Contract (1) x (2)            $ 18,000.00

  4.  First monthly annuity payment per $1,000 of
      Accumulation Value                                        $5.63

  5.  First monthly annuity payment (3) x (4) / 1,000         $101.34

  6.  Annuity Unit value (10 days prior to date of first
      monthly payment)                                       $.980000

  7.  Number of annuity units (5) / (6)                       103.408

  8.  Assume annuity unit value for second month equal to    $.997000

  9.  Second monthly annuity payment (7) x (8)                $103.10

  10. Assume annuity unit value for third month equal to     $.953000

  11. Third monthly annuity payment (7) x (10)                 $98.55

SUMMARY

In conclusion, for a variable annuity the key element to pricing the annuity is unknown; there is no interest rate guarantee made and interest credited will depend upon actual future results. The technique used to overcome this obstacle is the calculation of the premium for the annuity using an AIR. The initial variable annuity payment is based upon this premium; subsequent payments will increase or decrease depending upon the relationship between the AIR and the actual investment performance of Eligible Portfolios to be passed to the annuitant. Suppose an Eligible Portfolio showed a monthly return of 1% after the first month, the participant's second monthly payment would be (assuming 30 days between payments):

$100 x [1.01/(1.03)/  30/365/] = $100.75

AIR methodology means that at each payment date the value in a participant's annuity is updated to reflect actual investment results to date, but continued assumption of the AIR for the remainder of the Annuity Period.

EXCEPTIONS TO CHARGES

The surrender charges, mortality and expense risk fees and administrative charges may be reduced for, or additional amounts credited on, sales of Contracts to a trustee, employer, or similar entity representing a group where American National determines that such sales result in savings of sales or administrative expenses. In addition, directors, officers and bona fide full-time employees (and their spouses and minor children) of SM&R and American National are permitted to purchase Contracts with substantial reduction of the surrender charges, mortality and expense risk fees, or administrative charges.

The Contract may be sold directly, without compensation, to a registered representative, to employees, officers, directors, and trustees of American National and its affiliated companies, and spouses and immediate family members (i.e., children, siblings, parents, and grandparents) of the foregoing, and to employees, officers, directors, trustees and registered representatives of any broker-dealer authorized to sell the Contracts, and spouses and immediate family members of the foregoing. If sold under these circumstances, a Contract may be credited with in part or in whole any cost savings resulting from the Contract being sold directly, rather than through an agent with an associated commission, but only if such credit will not be unfairly discriminatory to any person.

ASSIGNMENT

The Contract may be assigned by the Contract Owner except when issued to plans or trusts qualified under Section 403(b) or 408 of the Internal Revenue Code. 401(k) Contracts are also not assignable.

MINIMUM DISTRIBUTIONS PROGRAM

Under the Systematic Withdrawal Program, the Contract Owner can elect to participate in the "Minimum Distributions Program" by instructing American National to calculate and make minimum distributions that may be required if the Contract is used with a tax qualified plan. American National calculates such amounts assuming the minimum distribution amount is based solely on the value of the Contract Owner's Contract. However, the required minimum distribution amounts applicable to the Contract Owner's particular situation may depend on other annuities, savings, or investments of which American National is not aware, so that the required amount may be greater than the minimum distribution amount American National calculates based on the Contract Owner's Contract. The Minimum Distributions Program is subject to all the rules applicable to the Systematic Withdrawal Program. In addition, certain rules apply only to the Minimum Distributions Program. These rules are described below.

In order to participate in the Minimum Distributions Program, the Contract Owner must notify American National of such election in writing in the calendar year in which the Contract Owner attains age 70 1/2. If the Contract Owner is taking payments under the Systematic Withdrawal Program when the Minimum Distributions Program is elected, the existing Systematic Withdrawal Program will be discontinued.

American National will determine the amount that is required to be distributed from a Contract each year based on the information provided by the Contract Owner and elections made by the Contract Owner. The Contract Owner specifies whether the withdrawal amount will be based on a life expectancy calculated on a single life basis, or on a joint life basis. American National calculates a required distribution amount each year based on the Internal Revenue Code's minimum distribution rules.

Minimum Distributions Program is based on American National's understanding of the present federal income tax laws, as the IRS currently interprets them. Numerous special tax rules apply to Contract owners whose Contracts are used with qualified plans. Contract Owners should consult a tax advisor before electing to participate in the Minimum Distributions Programs.

DISTRIBUTION OF THE CONTRACT

Subject to arrangements with American National, the Contract is sold as part of a continuous offering by independent broker-dealers who are members of the National Association of Security Dealers, Inc., and who become licensed to sell life insurance and variable annuities for American National. Pursuant to a Distribution and Administrative Services Agreement, Securities Management and Research, Inc. ("SM&R") acts as the principal underwriter on behalf of American National for distribution of the Contract. Under the Agreement, SM&R is to use commercially reasonable efforts to sell the Contract through registered representatives. In connection with these sales activities, SM&R is responsible for:

 . compliance with the requirements of any applicable state broker-dealer regulations and the Securities Exchange Act of 1934,

 . keeping correct records and books of account in accordance with Rules 17a-3 and 17a-4 of the Securities Exchange Act,

 .  training agents of American National for the sale of Contracts, and

 .  forwarding all Purchase Payments under the Contracts directly to American
   National.

SM&R is not entitled to any renumeration for its services as underwriter under the Distribution and Administrative Services Agreement; however, SM&R is entitled to reimbursement for all reasonable expenses incurred in connection with its duties as underwriter.

TAX MATTERS

Diversification Requirements. The Code requires that the investments underlying a separate account be "adequately diversified" in order for contracts to be treated as annuities for federal income tax purposes. We intend that the separate account, through the Eligible Portfolios, will satisfy these diversification requirements.

In certain circumstances, owners of variable annuity contracts may be considered for federal income tax purposes to be the owners of the assets of the separate account supporting their contracts due to their ability to exercise investment control over those assets. When this is the case, the contract owners would be currently taxed on income and gains attributable to the separate account assets. There is little guidance in this area, and some features of the Contracts, such as the flexibility of a Contract Owner to allocate premium payments and transfer Accumulation Value, have not been explicitly addressed in published rulings. While we believe that the Contracts do not give Contract Owners investment control over separate account assets, we reserve the right to modify the Contracts as necessary to prevent a Contract Owner from being treated as the owner of the separate account assets supporting a Contract.

Required Distributions. In order to be treated as an annuity contract for federal income tax purposes, each non-qualified deferred annuity Contract must provide that:

 (i) if a Contract Owner dies on or after the Annuity Date but before the entire interest in the Contract has been distributed, the remaining interest in the Contract will be distributed at least as rapidly as under the distribution method that was used immediately before the Contract Owner died; and

 (ii) if a Contract Owner dies before the Annuity Date, the entire interest in the Contract will be distributed within five years after the Contract Owner dies.

These requirements are considered satisfied as to any portion of the Contract Owner's interest that is (i) payable as annuity payments which begin within one year of the Contract Owner's death, and (ii) which are made over the life of the Beneficiary or over a period not extending beyond the Beneficiary's life expectancy.

If the Beneficiary is the surviving spouse of the Contract Owner, the Contract may be continued with the surviving spouse as the new Contract Owner and no distribution is required.

Other rules may apply to Qualified Contracts.

RECORDS AND REPORTS

Reports concerning each Contract will be sent annually to each Contract Owner. Contract Owners will additionally receive annual and semiannual reports concerning the underlying funds and annual reports concerning the separate account. Contract Owners will also receive confirmations of receipt of Purchase Payments, changes in allocation of Purchase Payments and transfer of Accumulation Units and Annuity Units.

PERFORMANCE

Performance information for any subaccount may be compared, in reports and advertising to:

 .  the Standard & Poor's 500 Composite Stock Price Index ("S & P 500"),

 .  Dow Jones Industrial Average ("DJIA"),

 .  Donoghue's Money Market Institutional Averages;

 . other variable annuity separate accounts or other investment products tracked by Lipper Analytical Services, Lehman-Brothers, Morningstar, or the Variable Annuity Research and Data Service, widely used independent research firms which rank mutual funds and other investment companies by overall performance, investment objectives, and assets, and

 . the Consumer Price Index (measure for inflation) to assess the real rate of return from an investment in a Contact.

Unmanaged indices may assume the reinvestment of dividends but generally do not reflect deductions for annuity charges and investment management costs.

Total returns, yields and other performance information may be quoted numerically or in a table, graph, or similar illustration. Reports and advertising may also contain other information including:

 . the ranking of any subaccount derived from rankings of variable annuity separate accounts or other investment products tracked by Lipper Analytical Series or by rating services, companies, publications or other persons who rank separate accounts or other investment products on overall performance or other criteria, and

 . the effect of tax deferred compounding on a subaccount's investment returns, or returns in general, which may be illustrated by graphs, charts, or otherwise, and which may include a comparison, at various points in time, of the return from an investment in a Contract (or returns in general) on a tax-deferred basis (assuming one or more tax rates) with the return on a taxable basis.

TOTAL RETURN

Total Return quoted in advertising reflects all aspects of a subaccount's return, including the automatic reinvestment by the separate account of all distributions and any change in the subaccount's value over the period. Average annual returns are calculated by determining the growth or decline in value of a hypothetical historical investment in the subaccount over a stated period, and then calculating the annually compounded percentage rate that would have produced the same result if the rate of growth or decline in value had been constant over the period. For example, a cumulative return of 100% over ten years would produce an average annual return of 7.18%, which is the steady rate that would equal 100% growth on a compounded basis in ten years. While average annual returns are a convenient means of comparing investment alternatives, investors should realize that the subaccount's performance is not constant over time, but changes from year to year, and that average annual returns represent averaged figures as opposed to the actual year-to-year performance of a subaccount.

Average annual total returns are computed by finding the average annual compounded rates of return over the periods shown that would equate the initial amount invested to the withdrawal value, in accordance with the following formula:

P(1+T)/n/ = ERV
where P is a hypothetical investment payment of $1,000, T is the average annual total return, n is the number of years, and ERV is the withdrawal value at the end of the periods shown. Since the Contract is intended as a long-term product, the average annual total returns assume that no money was withdrawn from the Contract prior to the end of the period.

In addition to average annual returns, the subaccounts may advertise unaveraged or cumulative total returns reflecting the simple change in value of an investment over a stated period.

From time to time, sales literature or advertisements may also quote average annual total returns for periods prior to the date the Separate Account commenced operations. Such performance information for the subaccounts will be calculated based on the performance of the Eligible Portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the Eligible Portfolios, with the level of Contract charges currently in effect.

OTHER TOTAL RETURN

From time to time, sales literature or advertisements may also quote average annual total returns that reflect neither the annual contract fee nor the Surrender Charge. These are calculated in exactly the same way as the average annual total returns described above, except that the ending redeemable value of the hypothetical account for the period is replaced with an ending value for the period that does not take into account the annual contract fee and any charges on amounts surrendered. Sales literature or advertisements may also quote average annual total returns for periods prior to the date the Separate Account commenced operations, calculated based on the performance of the Eligible Portfolios and the assumption that the subaccounts were in existence for the same periods as those indicated for the Eligible Portfolios, with the level of Contract charges currently in effect except for the annual contract fee and the Surrender Charge.

YIELDS

Some subaccounts may also advertise yields. Yields quoted in advertising reflect the change in value of a hypothetical investment in the subaccount over a stated period of time, not taking into account capital gains or losses.
Yields are annualized and stated as a percentage. Yields do not reflect the impact of any contingent deferred sales load. Yields quoted in advertising may be based on historical seven-day periods. Current yield for the American National Money Market subaccount will reflect the income generated by a Subaccount over a 7-day period. Current yield is calculated by determining the net change, exclusive of capital changes, in the value of a hypothetical account having one Accumulation Unit at the beginning of the period and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7). The resulting yield figure will be carried to the nearest hundredth of a percent. Effective yield for the American National Money Market subaccount is calculated in a similar manner to current yield except that investment income is assumed to be reinvested throughout the year at the 7-day rate. Effective yield is obtained by taking the base period returns as computed above, and then compounding the base period return by adding 1, raising the sum to a power equal to (365/7) and subtracting one from the result, according to the formula

Effective Yield = [(Base Period Return +1)/365/7/] - 1.

Since the reinvestment of income is assumed in the calculation of effective yield, it will generally be higher than current yield.

A 30-day yield for bond subaccounts will reflect the income generated by a subaccount over a 30-day period. Yield will be computed by dividing the net investment income per Accumulation Unit earned during the period by the maximum offering price per Accumulation Unit on the last day of the period, according to the following formula:

Yield = 2[((a - b)/cd + 1)/6/ - 1]

where a = net investment income earned by the applicable portfolio, b = expenses for the period including expenses charged to the contract owner accounts, c = the average daily number of Accumulation Units outstanding during the period, and d = the maximum offering price per Accumulation Unit on the last day of the period.

STATE LAW DIFFERENCES

Differences in state laws may require American National to offer a Contract in one or more states which is more favorable to a Contract Owner than that offered in other states.

SEPARATE ACCOUNT

The Separate Account will purchase and redeem shares of the Eligible Portfolios at net asset value. The net asset value of a share is equal to the total assets of the portfolio less the total liabilities of the portfolio divided by the number of shares outstanding.

American National will redeem shares in the Eligible Portfolios as needed to:

 .  collect charges,

 .  pay the surrenders,

 .  provide benefits, or

 .  transfer assets from one subaccount to another, or to the Fixed Account.

Any dividend or capital gain distribution received from an Eligible Portfolio will be reinvested immediately at net asset value in shares of that Eligible Portfolio and retained as assets of the corresponding subaccount.

The separate account may include other subaccounts that are not available under the Policy. American National may from time to time discontinue the availability of some of the subaccounts. If the availability of a subaccount is discontinued, American National may redeem any shares in the corresponding Eligible Portfolio and substitute shares of another registered open-end management company.

American National may also establish additional subaccounts. Each new subaccount would correspond to a portfolio of a registered, open-end management company. American National would establish the terms upon which existing Policyowners could purchase shares in such portfolios.

If any of these substitutions or changes are made, American National may change the Policy by sending an endorsement. American National may:

 .  operate the Separate Account as a management company,

 .  de-register the Separate Account if registration is no longer required,

 .  combine the Separate Account with other separate accounts,

 . restrict or eliminate any voting rights associated with the Separate Account, or

 . transfer the assets of the Separate Account relating to the Contracts to another separate account.

American National would, of course, not make any changes to the menu of Eligible Portfolios or to the Separate Account without complying with applicable laws and regulations. Such laws and regulations may require notice to and approval from the Contract Owners, the SEC, and state insurance regulatory authorities.

TERMINATION OF PARTICIPATION AGREEMENTS

The participation agreements pursuant to which the Funds sell their shares to the Variable Account contain varying provisions regarding termination. The following generally summarizes those provisions:

THE FIDELITY FUNDS

All participation agreements for the Fidelity Funds provide for termination:

 .  upon sixty days advance written notice by any party,

 .  by American National with respect to any Fidelity Portfolio if American
   National determines that shares of such Fidelity Portfolio are not reasonably available to meet the requirements of the Contracts,

 . by American National with respect to any Fidelity Portfolio if any of the shares of such Fidelity Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

 .  by American National with respect to any Fidelity Portfolio if such Fidelity
   Portfolio ceases to be qualified as a Regulated Investment Company under Subchapter M of the Internal Revenue Code (the "Code"), or if American National reasonably believes the Fidelity Funds may fail to so qualify,

 .  by American National with respect to any Fidelity Portfolio if such Fidelity
   Portfolio fails to meet the diversification requirements specified in the Fidelity participation agreement,

 . by the Fidelity Funds or the underwriter, upon a determination by either, that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 . by American National upon a determination by American National that either the Fidelity Funds or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 .  by the Fidelity Funds or the underwriter forty-five days after American
   National gives the Fidelity Funds and the underwriter written notice of American National's intention to make another investment company available as a funding vehicle for the Contracts, if at the time such notice was given, no other notice of termination of the Fidelity participation agreement was then outstanding, or

 . upon a determination that a material irreconcilable conflict exists between the interests of the Contract Owners and other investors in the Fidelity Funds or between American National's interests in the Fidelity Funds and the interests of other insurance companies invested in the Fidelity Funds.

THE T. ROWE PRICE FUNDS

This participation agreement provides for termination:

 .  upon six months advance written notice by any party,

 .  by American National with respect to any T. Rowe Price Portfolio if American
   National determines that shares of such T. Rowe Price Portfolio are not reasonably available to meet the requirements of the Contracts,

 . by American National with respect to any T. Rowe Price Portfolio if any of the shares of such T. Rowe Price Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

 . by the T. Rowe Price Funds or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the T. Rowe Price participation agreement or related to the sale of the Contracts, the operation of the Separate Account, or the purchase of T. Rowe Price Funds shares, if the T. Rowe Price Funds or the underwriter determines that such proceedings will have a material adverse effect on American National's ability to perform under the T. Rowe Price participation agreement,

 .  by American National upon the institution of formal proceedings against the
   T. Rowe Price Funds or the underwriter by the SEC, NASD, or any other regulatory body, if American National determines that such proceedings will have a material adverse effect upon the ability of the T. Rowe Price Funds or the underwriter to perform its obligations under the T. Rowe Price participation agreement,

 .  by American National with respect to any T. Rowe Price Portfolio if such T.
   Rowe Price Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code, or if American National reasonably believes the T. Rowe Price Funds may fail to so qualify,

 .  by American National with respect to any T. Rowe Price Portfolio if such T.
   Rowe Price Portfolio fails to meet the diversification requirements specified in the T. Rowe Price participation agreement, or American National reasonably believes the T. Rowe Price Portfolio may fail to so comply,

 . by the T. Rowe Price Funds or the underwriter, upon a determination by either, that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 . by American National upon a determination by American National that either the T. Rowe Price Funds or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity,

 .  by the T. Rowe Price Funds or the underwriter sixty days after American
   National gives the T. Rowe Price Funds and the underwriter written notice of American National's intention to make another investment company available as a funding vehicle for the Contracts if at the time such notice was given, no other notice of termination of the T. Rowe Price participation agreement was then outstanding,

 . upon a determination that a material irreconcilable conflict exists between the Contract Owners and other investors in the T. Rowe Price Funds or between American National's interests in the T. Rowe Price Funds and interests of other insurance companies invested in the T. Rowe Price Funds.

THE FEDERATED FUND

This participation agreement provides for termination:

 .  upon one hundred eighty days advance written notice by any party

 . at American National's option if American National determines that shares of the Federated Portfolios are not reasonably available to meet the requirements of the Contracts

 . at the option of the Federated Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the Federated participation agreement or related to the sale of the Contracts, the operation of the Separate Account, or the purchase of Federated Fund shares,

 . at American National's option upon the institution of formal proceedings against the Federated Fund or the underwriter by the SEC, NASD, or any other regulatory body,

 . upon a requisite vote of the Contract Owners to substitute shares of another fund for shares of the Federated Fund,

 . if any of the shares of a Federated Portfolio are not registered, issued, or sold in accordance with applicable state or federal law or such law precludes the use of such shares as the underlying investment media of the Contracts,

 . by any party upon a determination by the Federated Fund that an irreconcilable conflict exists between the Contract Owners and other investors in the Federated Fund or between American National's interests in the Federated Fund and the interests of other insurance companies invested in the Federated Fund,

 . at American National's option if the Federated Fund or a Federated Portfolio ceases to qualify as a Regulated Investment Company under Subchapter M of the Code, or

 . at American National's option if the Federated Fund or a Federated Portfolio fails to meet the diversification requirements specified in the Federated participation agreement.

THE MFS FUND

This participation agreement provides for termination:

 .  upon six months advance written notice by any party

 . at American National's option to the extent the shares of any MFS Portfolio are not reasonably available to meet the requirements of the Contracts or are not "appropriate funding vehicles" for the Contracts, as determined by American National

 . at the option of the MFS Fund or the underwriter upon the institution of formal proceedings against American National by the SEC, NASD, or any other regulatory body regarding American National's duties under the MFS participation agreement or related to the sale of the Contracts, the operation of the Separate Account, or the purchase of shares of the MFS Fund,

 . at American National's option upon the institution of formal proceedings against the MFS Fund by the SEC, NASD, or any other regulatory body regarding the MFS Fund's or the underwriter's duties under the MFS participation agreement or related to the sale of shares of the MFS Fund

 . at the option of any party upon receipt of any necessary regulatory approvals or the vote of the Contract Owners to substitute shares of another fund for the shares of the MFS Fund, provided American National gives the MFS Fund and the underwriter thirty days advance written notice of any proposed vote or other action taken to replace the shares of the MFS Fund

 . by the MFS Fund or the underwriter upon a determination by either that American National has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity

 .  by American National upon a determination by American National that the MFS
   Fund or the underwriter has suffered a material adverse change in its business, operations, financial condition, or prospects, or is the subject of material adverse publicity

 . at the option of any party, upon another party's material breach of any provision of the MFS participation agreement, or

 . upon assignment of the MFS participation agreement, unless made with the written consent of the parties to the MFS participation agreement.

THE ALGER AMERICAN FUND

This participation agreement provides for termination:

 . at the option of any party upon 60 days advance written notice to the other parties;

 . at the option of Alger American Fund or its distributor if the Contracts issued by American National cease to qualify as annuity contracts or life insurance contracts, as applicable, under the Code or if the Contracts are not registered, issued or sold in accordance with applicable state and/or federal law; or

 . at the option of any party upon a determination by a majority of the Trustees of Alger American Fund, or a majority of its disinterested Trustees, that a material irreconcilable conflict exists; or

 . at the option of American National upon institution of formal proceedings against Alger American Fund or its distributor by the NASD, the SEC, or any state securities or insurance department or any other regulatory body regarding Alger American Fund's or its distributor's duties under this Agreement or related to the sale of Trust shares or the operation of the Trust; or

 . at the option of American National if Alger American Fund or a Portfolio fails to meet the diversification requirements specified in the participation agreement; or

 . at the option of American National if shares of the Series are not reasonably available to meet the requirements of the Variable Contracts issued by American National, as determined by American National, and upon prompt notice by American National to the other parties; or

 . at the option of American National in the event any of the shares of the Portfolio are not registered, issued or sold in accordance with applicable state and/or federal, or such law precludes the use of such shares as the underlying investment media of the Variable Contracts issued or to be issued by American National; or

 . at the option of American National, if the Portfolio fails to qualify as a Regulated Investment Company under Subchapter M of the Code; or

 . at the option of the Alger American Fund's distributor if it shall determine in its sole judgment exercised in good faith, that American National and/or its affiliated companies has suffered a material adverse change in its business, operations, financing condition or prospects since the date of this Agreement or is the subject of material adverse publicity.

FINANCIAL STATEMENTS

The financial statements of American National should be considered only as bearing on the ability of American National to meet its obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

{Financial Statement to be inserted by Pre-effective amendment}

                            PART C ITEM AND CAPTION

Items 24. Financial Statements and Exhibits.

     (a)  Financial Statements  FINANCIAL STATEMENTS and FINANCIAL STATEMENT
                                SCHEDULES sections of Statement of Additional Information

     (b)  Exhibits

     Exhibit "1" -              Copy of the resolutions of the Board of
                                Directors of the Depositor authorizing the establishment of the Registrant

     Exhibit "2" -              Not applicable

     Exhibit "3" -              Distribution and Administrative Services
                                Agreement

     Exhibit "4" -              Form of each variable annuity contract (to be
                                included in a subsequent pre-effective
                                amendment)

     Exhibit "5" -              Form of application used with any variable
                                annuity contract (to be included in a subsequent pre-effective amendment)

     Exhibit "6a" -             Copy of the Articles of Incorporation of the
                                Depositor

     Exhibit "6b" -             Copy of the By-laws of the Depositor

     Exhibit "7" -              Not applicable

     Exhibit "8a"               Form of American National Investment Account,
                                Inc. Participation Agreement

     Exhibit "8b"               Form of Variable Insurance Products Fund II
                                Participation Agreement

     Exhibit "8c"               Form of Variable Insurance Products Fund III
                                Participation Agreement

     Exhibit "8d"               Form of T. Rowe Price International Series, Inc.
                                T. Rowe Price Equity Series, Inc., and T. Rowe
                                Price Fixed Income Series, Inc.

     Exhibit "8e"               Form of MFS Variable Insurance Trust
                                Participation Agreement

     Exhibit "8f"               Form of Federated Insurance Series Fund
                                Participation Agreement

     Exhibit "8g"               Form of Fred Alger American Fund Participation
                                Agreement

     Exhibit "9" -              An opinion of counsel and consent to its use as
                                to the legality of the securities being
                                registered, indicating whether they will be legally issued and will represent binding obligations of the depositor (to be filed in a subsequent pre-effective amendment)

     Exhibit "10" -             Consent of independent accountants (to be filed
                                in a subsequent pre-effective amendment)

     Exhibit "11" -             Not applicable

     Exhibit "12" -             Not applicable

     Exhibit "13" -             Not applicable

     Exhibit "14" -             Control chart of Depositor (to be filed in a
                                subsequent pre-effective amendment)

     Exhibit "27" -             Financial data schedule (to be filed in a
                                subsequent pre-effective amendment

Item 25. Directors and Officers of the Depositor.

Directors
---------

Name                            Business Address
----                            ----------------

G. Richard Ferdinandtsen        American National Insurance Company
                                      One Moody Plaza
                                      Galveston, Texas 77550

Irwin M. Herz, Jr.              Greer, Herz & Adams, L.L.P.
                                      One Moody Plaza, 18th Floor
                                      Galveston, Texas 77550

R. Eugene Lucas                 Gal-Tex Hotel Corporation
                                      2302 Postoffice, Suite 504
                                      Galveston, Texas 77550

E. Douglas McLeod               The Moody Foundation
                                      2302 Postoffice, Suite 704
                                      Galveston, Texas 77550

Frances Anne Moody              7031 Inwood
                                Dallas, Texas 75209

Robert L. Moody                 2302 Postoffice, Suite 702
                                Galveston, Texas 77550

Russell S. Moody                6016 Mount Bonnell Hollow
                                      Austin, Texas 78731

W.L. Moody, IV                  2302 Postoffice, Suite 502
                                     Galveston, Texas 77550

Joe Max Taylor                  Galveston County Sheriff's Department
                                      715 19th Street
                                      Galveston, Texas 77550

Officers
--------

     The principal business address of the officers, unless indicated otherwise in the "Directors" section, or unless indicated by an asterisk (*), is American National Insurance Company, One Moody Plaza, Galveston, Texas 77550. Those officers with an asterisk by their names have a principal business address of 2450 South Shore Boulevard, League City, Texas 77573.

Name                            Office
----                            ------

R.L. Moody                      Chairman of the Board, President and Chief
                                Executive Officer

G.R. Ferdinandtsen              Senior Executive Vice President and Chief
                                Operating Officer

D.A. Behrens                    Executive Vice President, Independent Marketing

R.A. Fruend                     Executive Vice President, Director of Multiple
                                Line Marketing

B.J. Garrison                   Executive Vice President, Director of Home
                                Service Division

M.W. McCroskey *                Executive Vice President, Investments

J.E. Pozzi                      Executive Vice President, Corporate Planning

R.J. Welch                      Executive Vice President and Chief Actuary

C.H. Addison                    Senior Vice President, Systems Planning and
                                Computing

A.L. Amato, Jr.                 Senior Vice President, Life Policy
                                Administration

G.C. Langley                    Senior Vice President, Human Resources

S.E. Pavlicek                   Senior Vice President and Controller

S.H. Schouweiler                Senior Vice President, Health Insurance
                                Operations

J.R. Thomason                   Senior Vice President, Credit Insurance Services

G.W. Tolman                     Senior Vice President, Corporate Affairs

V.E. Soler, Jr.                 Vice President, Secretary & Treasurer

J.J. Antkowiak                  Vice President, Director of Computing Services

D.M. Azur                       Vice President, Claims

S.F. Brast *                    Vice President, Real Estate Investments

D. D. Brichler *                Vice President, Mortgage Loan Production

F.V. Broll, Jr.                 Vice President & Actuary

W.F. Carlton                    Vice President & Assistant Controller,
                                Financial Reports

R.T. Crawford                   Vice President & Assistant Controller, General
                                Accounting

G.C. Crume                      Vice President, Independent Marketing

D.A. Culp                       Vice President, Independent Marketing

G.D. Dixon *                    Vice President, Stocks

S.L. Dobbe                      Vice President, Independent Marketing

F.J. Gerren                     Vice President, Independent Marketing

J.F. Grant, Jr.                 Vice President, Group Actuary

R.D. Hemme                      Vice President and Actuary

M.E. Hogan                      Vice President, Credit Insurance Operations

D.M. Jensen                     Vice President, Multiple Line Marketing

C.J. Jones                      Vice President, Health Administration

D.D. Judy                       Vice President, Financial Marketing

Dr. H.B. Kelso, Jr.             Vice President & Medical Director

G.W. Kirkham                    Vice President, Director of Planning and Support

D.D. Lagrone                    Vice President, Home Office Services

George A. Macke                 Vice President, General Auditor

G.W. Marchand                   Vice President, Life Underwriting

D.N. McDaniel                   Vice President, Home Service Administration

J.W. Pangburn                   Credit Insurance/Special Markets

E.B. Pavelka                    Vice President, Life Premium Accounting &
                                Policy Service

R.A. Price                      Vice President, Director of Training and
                                Market Development

J.T. Smith                      Vice President, 401(k), Pension Sales

G.A. Sparks, Sr.                Vice President, Director of Finance and Field
                                Services

W.H. Watson III                 Vice President, Health Actuary

G.W. Williamson                 Vice President, Assistant Director, Home
                                Service Division

J.L. Broadhurst                 Asst. Vice President, Director Individual
                                Health/Group Systems

J.J. Cantu                      Asst. Vice President and Illustration Actuary

J.D. Ferguson                   Asst. Vice President, Creative Services

J.M. Flippin                    Asst. Vice President; Director, Life Marketing

D.S. Fuentes                    Asst. Vice President, Director of Group Claims

D.N. Fullilove                  Asst. Vice President, Director, Agents
                                Employment

K.E. Johnston                   Asst. Vice President, Asst. Director of
                                Financial Marketing

K.J. Juneau                     Asst. Vice President, Director, Agency Systems

P.E. Kennedy                    Asst. Vice President, Human Resources

D. Knowles                      Asst. Vice President, Director of
                                Marketing/Agency Support

C.A. Kratz                      Asst. Vice President, Human Resources

C.H. Lee                        Asst. Vice President and Actuary

D.L. Leining                    Asst. Vice President, Life Underwriting

R.G. McCrary                    Asst. Vice President, Application Development
                                Division

M. Mitchell                     Asst. Vice President, Director Insurance
                                Services

M.S. Nimmons                    Asst. Vice President; Associate General
                                Auditor, Home Office

R.J. Ostermayer                 Asst. Vice President, Director of Group
                                Quality Assurance

M.C. Paetz                      Asst. Vice President, Director of Group
                                Underwriting

R.E. Pittman, Jr.               Asst. Vice President, Director of
                                Marketing/Career Development

G.A. Schillaci                  Asst. Vice President & Actuary

M.J. Soler                      Asst. Vice President, Health Marketing
                                Administration

J.P. Stelling                   Asst. Vice President, Health Compliance

C.E. Tipton                     Asst. Vice President & Assistant Actuary

D.G. Trevino                    Asst. Vice President, Director,
                                Computing Services

J.A. Tyra                       Asst. Vice President, Life Insurance Systems

M.L. Waugh, Jr.                 Asst. Vice President, Claims

R.M. Williams                   Life Product Actuary

J.E. Cernosek                   Asst. Secretary

V.J. Krc                        Asst. Treasurer

Item 26. Persons Controlled by or Under Common Control with Depositor of Registrant.

     Exhibit "14" -             control chart of depositor (to be filed in a
                                subsequent pre-effective amendment)

Item 27. Number of Contractowners.

     The Registrant has no Contractowners as of the date of this Registration Statement.

Item 28.  Indemnification.

     The following provision is in the Distribution and Administrative Services
Agreement:

          "American National agrees to indemnify SM&R for any liability that SM&R may incur to a Contractowner or party-in-interest under a Contract (i) arising out of any act or omission in the course of, or in connection with, rendering services under this Agreement, or (ii) arising out of the purchase, retention or surrender of a Contract; provided, however, that American National will not indemnify SM&R for any such liability that results from the willful misfeasance, bad faith or gross negligence of SM&R, or from the reckless disregard, by SM&R, of its duties and obligations arising under this Agreement."

     The officers and directors of American National are indemnified by American National in the American National By-Laws for liability incurred by reason of the officer and directors serving in such capacity. This indemnification would cover liability arising out of the variable annuity sales of American National

     Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefor, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters.

     (a) SM&R Equity Funds consisting of SM&R Growth Fund, Inc., SM&R Equity Income Fund, Inc. and SM&R Balanced Fund, Inc.; SM&R Investments, Inc. consisting of SM&R Government Bond Fund, SM&R Tax Free Fund, SM&R Primary Fund and SM&R Money Market Fund; American National Investment Accounts, Inc.

     (b) The Registrant's principal underwriter is Securities Management and Research, Inc. The following are the officers and directors of Securities Management and Research, Inc.

                                                          Principal Business
Name                                Position                   Address
---------------------------   ---------------------   --------------------------

Gordon D. Dixon               Director,               Securities Management
                              Senior Vice             and Research, Inc.
                              President               2450 South Shore Boulevard
                              and Chief               League City, Texas 77573
                              Investment
                              Officer

Robert A. Fruend, C.L.U.      Director                American National
                                                      Insurance Company
                                                      One Moody Plaza
                                                      Galveston, Texas 77550

R. Eugene Lucas               Director                Gal-Tenn Hotel Corporation
                                                      504 Moody National Bank
                                                      Tower
                                                      Galveston, Texas 77550

Michael W. McCroskey          Director,               Securities Management
                              President               and Research, Inc.
                              and Chief               2450 South Shore Boulevard
                              Executive               League City, Texas 77573
                              Officer

Ronald J. Welch               Director                American National
                                                      Insurance Company
                                                      One Moody Plaza
                                                      Galveston, Texas 77550


K. David Wheeler              Senior Vice President   Securities Management and Research, Inc.
                                                      2450 South Shore Boulevard
                                                      League City, Texas 77573

Teresa E. Axelson             Vice President and      Securities Management and
                              Secretary               Research, Inc.
                                                      2450 South Shore Boulevard
                                                      League City, Texas 77573

Brenda T. Koelemay            Vice President,         Securities Management and
                              Chief Administrative    Research, Inc.
                              Officer and Chief       2450 South Shore Boulevard
                              Financial Officer       League City, Texas 77573

Emerson V. Unger              Vice President          Securities Management and Research, Inc.
                                                      2450 South Shore Boulevard
                                                      League City, Texas 77573

Sally F. Praker               Assistant Vice          Securities Management and
                              President               Research, Inc.
                                                      2450 South Shore Boulevard
                                                      League City, Texas 77573

Michele S. Lord               Assistant Vice          Securities Management and
                              President               Research, Inc.
                                                      2450 South Shore Boulevard
                                                      League City, Texas 77573


     (c) Not Applicable

Item 30. Location of Accounts and Records.

     All accounts, books and other documents required to be maintained by
Section 31(a) of the Investment Company Act of 1940 and the Rules promulgated thereunder will be maintained at the offices of American National Insurance Company, One Moody Plaza, Galveston, Texas 77550.

Item 31. Management Services.

     Not Applicable

Item 32. Undertakings.

     (a) Registrant undertakes to file a post-effective amendment to this registration statement as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

     (b) Registrant undertakes to include as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information.

     (c) Registrant undertakes to deliver any Statement of Additional Information and any financial statements required to be made available under this Form promptly upon written or oral request.

     (d) The Registrant hereby represents that it is relying upon a No Action Letter issued to the American Council of Life Insurance dated November 28, 1988 (Commission ref. IP-6-88) and that the following provisions have been complied with:

          (i) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b) (11) in each registration statement, including the prospectus, used in connection with the offer of the contract;

          (ii) Include appropriate disclosure regarding the redemption restrictions imposed by Section 403 (b) (11) in any sales literature used in connection with the offer of the contract;

          (iii) Instruct sales representatives who solicit participants to purchase the contract specifically to bring the redemption restrictions imposed by Section 403(b) (11) to the attention of the potential participants;

          (iv) Obtain from each plan participant who purchases a Section 403 (b) annuity contract, prior to or at the time of such purchase, a signed statement acknowledging the participant's understanding of (1) the restrictions on redemption imposed by Section 403 (b) (11), and (2) other investment alternatives available under the employer's Section 403 (b) arrangement to which the participant may elect to transfer his contract value.

                                  SIGNATURES

     As required by the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has caused this Registration Statement to be signed on its behalf, in the City of Galveston, and the State of Texas on the 11th day of February, 2000.

                                    AMERICAN NATIONAL VARIABLE ANNUITY
                                    SEPARATE ACCOUNT (Registrant)

                                    By:  AMERICAN NATIONAL INSURANCE COMPANY

                                    By:  /s/  ROBERT L. MOODY
                                    _______________________________________
                                    Robert L. Moody, Chairman of the
                                    Board, President and Chief Executive Officer

                                    AMERICAN NATIONAL INSURANCE COMPANY
                                    (Sponsor)
                                         /s/  ROBERT L. MOODY
                                    By:____________________________________
                                    Robert L. Moody, Chairman of the
                                    Board, President and Chief Executive Officer

ATTEST:

/s/ VINCENT E. SOLER, JR.
__________________________________________
Vincent E. Soler, Jr.,
Vice President, Secretary and Treasurer

  As required by the Securities Act of 1933, this Registration Statement has been signed by the following persons in their capacities and on the dates indicated:

Signature                     Title                                Date
---------                     -----                                ----

/s/ MICHAEL W. McCROSKEY                                          2-11-00
________________________      Executive Vice President -       ____________
Michael W. McCroskey          Investments
                              (Principal Financial Officer)

/s/ STEPHEN E. PAVLICEK                                           2-11-00
________________________      Senior Vice President and        ____________
Stephen E. Pavlicek           Controller
                              (Principal Accounting Officer)

Signature                     Title                                Date
---------                     -----                                ----

/s/ ROBERT L. MOODY                                               2-11-00
________________________      Chairman of the Board,           ____________
Robert L. Moody               Director, President and Chief
                              Executive Officer
/s/ G. RICHARD FERDINANDTSEN                                      2-11-00
________________________      Director, Senior Executive Vice  ____________
G. Richard Ferdinandtsen      President and Chief Operating
                              Officer
/s/ IRWIN M. HERZ, JR.                                           2-11-00
________________________      Director                         ____________
Irwin M. Herz, Jr.

/s/ R. EUGENE LUCAS                                               2-11-00
________________________      Director                         ____________
R. Eugene Lucas

/s/ E. DOUGLAS McLEOD                                             2-11-00
________________________      Director                         ____________
E. Douglas McLeod


________________________      Director                         ____________
Frances Anne Moody


________________________      Director                         ____________
Russell S. Moody


________________________      Director                         ____________
W. L. Moody IV


________________________      Director                         ____________
Joe Max Taylor